SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 9, 2005
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                 This Form 6-K consists of the First Quarter 2005 Report, which appears immediately following this page.

Financial Reporting

Second Quarter 2005 Report
9 August 2005

UBS Financial Highlights

UBS income statement

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Net profit attributable to UBS shareholders	2,147	2,625	2,043	(18)	5	4,772	4,320

Basic earnings per share (CHF) [1]	2.10	2.60	1.96	(19)	7	4.70	4.12

Diluted earnings per share (CHF) [1]	2.01	2.48	1.84	(19)	9	4.48	3.92

Return on equity attributable to UBS shareholders (%) [2]						28.2	27.2

Financial Businesses 3

Operating income	9,381	10,104	9,429	(7)	(1)	19,485	19,564

Operating expenses	6,583	6,877	6,827	(4)	(4)	13,460	13,947

Net profit attributable to UBS shareholders	2,111	2,427	1,940	(13)	9	4,538	4,188

Cost/income ratio (%) [4]	70.7	69.0	73.4			69.8	71.8

Net new money, wealth management businesses (CHF billion) [5]	19.2	21.2	10.4			40.4	29.4

Headcount (full-time equivalents)	69,200	68,197	66,022	1	5

UBS balance sheet & capital management

	As at			% change from
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Balance sheet key figures

Total assets	2,091,062	1,838,823		14

Equity attributable to UBS shareholders	38,002	38,130		0

Market capitalization	108,193	109,838	98,001	(1)	10

BIS capital ratios

Tier 1 (%) [6]	12.2	11.5	12.1

Total BIS (%)	13.9	13.0	13.5

Risk-weighted assets	300,636	286,014	267,521	5	12

Invested assets (CHF billion)	2,550	2,360	2,231	8	14

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see Note 8 to the financial statements.  2 Net profit attributable to UBS shareholders (annualized)/average equity attributable to UBS shareholders less dividends.  3 Excludes results from industrial holdings.  4 Operating expenses/operating income less credit loss expense or recovery.  5 Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.  6 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section.

From first quarter 2005 onwards, the entire private equity portfolio is reported as part of the Industrial Holdings segment.

Throughout this report, 2004 results have been restated to reflect accounting changes (IAS 1, IFRS 2, IFRS 4, IAS 27, and IAS 28) effective 1 January 2005 as well as the presentation of discontinued operations.

Second Quarter 2005 Report
9 August 2005

Financial Calendar

Publication of Third Quarter 2005 results	Tuesday, 1 November 2005

Publication of Fourth Quarter 2005 results	Tuesday, 14 February 2006

Annual General Meeting	Wednesday, 19 April 2006

Publication of First Quarter 2006 results	Tuesday, 4 May 2006

Switchboards

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Investor Relations

Hotline: +41 44 234 4100	email: sh-investorrelations@ubs.com	Internet: www.ubs.com/investors

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Matt Miller	+41 44 234 4360	Reginald Cash	+1 212 882 5734

Caroline Ryton	+41 44 234 2281	Fax	+1 212 882 5769

Goetz Thurm	+41 44 234 8439

Patrick Zuppiger	+41 44 234 3614

Fax	+41 44 234 3415

UBS AG		UBS AG
Investor Relations		Investor Relations
P.O. Box		51 West 52nd Street
CH-8098 Zurich		10019 New York
Switzerland		United States of America

UBS Shareholder Services		US Transfer Agent

UBS AG		Mellon Investor Services
Shareholder Services		Overpeck Centre
P.O. Box		85 Challenger Road
CH-8098 Zurich		Ridgefield Park, NJ 07660
Switzerland		United States of America

Phone:	+41 44 235 6202	calls from the US:	+1 866 541 9689

Fax:	+41 44 235 3154	calls outside the US:	+1 201 329 8451

email: sh-shareholder-services@ubs.com		Fax:	+1 201 296 4801

email: sh-relations@melloninvestor.com

Media Relations

Hotline: +41 44 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Second Quarter 2005 Report

An interactive version of this report can be viewed online in the Second Quarter 2005 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Second Quarter 2005 Report
9 August 2005

Letter to shareholders

Dear shareholders,

Our results this quarter show continued strength across the firm. Net profit attributable to you, our shareholders, was CHF 2,147 million. Our financial businesses contributed CHF 2,111 million, up 9% from a year earlier. In first half 2005, attributable profit from our financial businesses was CHF 4,538 million.

Income in our financial businesses held up extremely well – rising to CHF 9,312 million, CHF 11 million higher than second quarter 2004. Strong asset-based revenues in our wealth and asset management businesses, record bond underwriting fees and resilient brokerage income helped us to offset the challenging markets facing our trading desks. Practically all major asset-based fee categories were up – in particular investment fund and portfolio management fees as markets rose and new client money flowed into UBS. Invested asset levels rose to CHF 2.6 trillion because of increasing market valuations and strong inflows of net new money of CHF 30 billion in second quarter. Net new money in our wealth management businesses was at a near record of CHF 19.2 billion, with particularly strong contributions into our domestic European business and from Asian clients. Our Investment Bank won several prestigious merger and acquisition mandates, clearly establishing itself as a preferred partner for major global corporations. In second quarter, for instance, we advised independent credit card issuer MBNA on its merger with Bank of America, and cable television company Adelphia Communications on its sale to Time Warner and Comcast.

This strong momentum drove our corporate finance fees to the highest level ever seen at this time of the year, improving our market share and competitive position vis-à-vis last year. According to independent data, we ranked fourth in terms of our share of the global fee pool at the end of June 2005 with a year-to-date market share of 5.3%, improving from a market share of 5.1% and seventh rank in the same period of 2004. Our credit fixed income and rates businesses were affected by a tough trading environment and low market volumes throughout the quarter. The equities business, subject to low activity and investor uncertainty in April and May, saw a significant improvement in June.
Positive business sentiment and sound credit fundamentals in both Swiss and international credit markets led to a low level of new defaults. Recoveries from previously established positions were CHF 69 million in second quarter compared to CHF 128 million in the same quarter a year earlier.
Operating expenses fell 4% year-on-year, helping our cost/ income ratio to improve to 70.7%. General and administrative expenses decreased from a year ago when we had a particularly high level of operational risk costs. Personnel expenses rose 4% as we continued to expand our businesses.
Earnings per share stood at CHF 2.10. Return on equity in first half 2005 was 28.2%, well above our target range of 15% to 20%.

The beginning of July marked a strategic milestone for our firm. We announced the integration of our wealth management franchise around the world by bringing our US, Swiss and international units along with our Swiss corporate and retail banking unit into one Business Group titled Global Wealth Management & Business Banking, headed by Marcel Rohner. Raoul Weil, head of our wealth management business serving international clients, joined UBS’s Group Executive Board. Mark Sutton, previously Chairman and CEO of the Wealth Management USA business, has been appointed to the new position of Chairman and CEO, Americas, responsible for accelerating the development of UBS’s client base and integrating the work of UBS’s businesses in the region. While the relationships between advisors and their clients will not in any way be altered by the integration, we expect to benefit from economies of scale in bringing together functions supporting our advisors. The move will accelerate our progress towards a consistent wealth management offering across the globe, and will make it even easier to fulfill clients’ individual needs with sophisticated products and services from across UBS. With this integration, our highly successful municipal finance unit, previously located within the Wealth Management USA business, is being transferred to the Investment Bank’s fixed income area.

We also announced our plan to launch a new alternative investment management business – Dillon Read Capital Management. To start operating around the end of this year, its core will be formed from the transfer of our principal finance and commercial real estate trading businesses, currently part of our Investment Bank. These businesses, with their approximately 120 staff, will move to the new venture – which will be part of our Global Asset Management Business Group. Trading strategies managed by the team will be gradually opened up to co-investment from sophisticated long-term investors, and supplemented by further new offerings. This will allow us to satisfy the increasing demand from institutional clients for long-term alternative investment opportunities provided by strong global industry leaders. For UBS, it will create a new asset management revenue stream from what has until now been a purely in-house trading activity. We will retain our current direct investment in the relevant trading portfolios, with any incremental future investments subject to our usual risk control process. Dillon Read

Capital Management will be headed by John Costas who will leave UBS’s Group Executive Board at the end of 2005, remaining non-executive Chairman of the Investment Bank. Huw Jenkins, previously head of the equities business, has succeeded John Costas as CEO of UBS’s Investment Bank, becoming a member of the Group Executive Board.

Outlook – UBS performed well through a mixed second quarter for global markets. The start of the quarter was challenging, but subsequently markets picked up noticeably. We believe this momentum should continue, at least in the short term.

While the natural seasonality in our industry tends to boost earnings in the first part of the year, we have every reason to believe this will be another year of strong results for UBS and our shareholders.

9 August 2005

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

Bilateral agreements between
Switzerland and the EU

The bilateral agreements in place between the EU and Switzerland are an important pillar in ensuring Switzerland the free access it needs to the common European market, its single most important trade partner. They have been extremely positive for Switzerland since coming into force three years ago. Thanks to the reduction of trade restrictions, Switzerland’s companies now have an easier time exporting goods and services. At the same time, they can hire qualified EU specialists more easily. This demonstrates that Switzerland’s openness to international relations – one of its long-established trademarks – results in prosperity and growth.

In September, Swiss voters will decide whether to allow the country to participate in the free movement of labor within the EU, including its new member states. A positive decision will secure the success of the bilateral agreements, and create new opportunities for economic growth, thereby strengthening Switzerland’s independence.

UBS Results

UBS Results
9 August 2005

UBS Results

Results

In second quarter 2005, UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 2,147 million, up from CHF 2,043 million a year earlier. Our financial businesses contributed CHF 2,111 million to second quarter attributable profit, up 9% from a year earlier. Industrial holdings, including our private equity portfolio and majority stake in Motor-Columbus, contributed CHF 36 million, or 1.7%, to UBS’s attributable profit. This segment made up 21.9% of our operating income and 27.2% of operating expenses.

Initiatives and achievements

Euromoney again names UBS best private bank worldwide

Euromoney has again named UBS as the best private bank worldwide in its Awards for Excellence poll published in its July 2005 issue.
“UBS is once again a deserving winner,” said the magazine, noting that UBS has made four acquisitions, deepening its footprint in the US, Latin America, Luxembourg and Germany since winning the same award last year. For the first time ever, UBS took Euromoney’s global risk management house title. The magazine also named us best bank in Western Europe and in Switzerland.

“What distinguishes UBS from its competitors is the way it has combined its abilities in investment banking with an unrivalled leading position in retail and private banking,” Euromoney wrote.

Indian offshoring center established

At the end of 2004, we established a function to oversee UBS’s offshoring activities on a firm-wide basis. It provides support, advice and coordination services for our businesses, and is currently overseeing the building of an offshoring facility in Hyderabad, India.
The Hyderabad service centre will initially be able to accommodate 500 offshored roles when it becomes operational in first quarter 2006.

Global integration of wealth management units

On 1 July 2005, our US, Swiss and international wealth management businesses, as well as our Swiss corporate and retail banking unit, were brought together in one Business Group titled Global Wealth Management & Business Banking, headed by Marcel Rohner.
While the relationships between advisors and their clients have not in any way been altered, we expect to benefit from economies of scale in bringing together functions supporting the advisors. The move will accelerate our progress towards a consistent wealth management offering across the globe, making it even easier to fulfill clients’ individual needs with sophisticated products and services from across UBS.
Raoul Weil, head of our wealth management business serving international clients, joined UBS’s Group Executive Board on 1 July 2005. Robert Silver, previously President and Chief Operating Officer of the Wealth Management USA business, is overseeing the integration of the wealth management units. Mark Sutton, previously Chairman and CEO of the Wealth Management USA business, has been appointed to the new position of Chairman and CEO, Americas, responsible in the region for accelerating the development of UBS’s client base and integrating the work of UBS’s businesses.
Our highly successful municipal finance unit, previously located within the Wealth Management USA business, has been transferred to the Investment Bank’s fixed income area. In our financial reporting, we will retain separate disclosure of the performance and profit of the Wealth Management USA unit (see new reporting structure on the next page). Before releasing third quarter results, we will restate our results to reflect the shift of the municipal finance business from the Wealth Management USA unit to our Investment Bank.

New alternative investment business

In late June, we announced that towards the end of the year we would launch a new alternative investment management business, Dillon Read Capital Management, which will be part of our Global Asset Management Business Group.
The core of the business, to be headed by John Costas, will be formed by transferring the principal finance and commercial real estate teams from our Investment Bank. Approximately 120 staff, mainly based in New York, will move from the fixed income, rates and currencies area of our Investment Bank to the new unit. Subsequently, the trading strategies managed by the team will be opened up to co-invest-
ment from large, sophisticated clients, and supplemented by further new offerings. This will allow us to satisfy the increasing demand from these clients for long-term alternative investment opportunities provided by strong industry leaders. It will create a new asset management revenue stream from what has until now been a purely in-house trading activity. We will retain our current direct investment in the relevant trading portfolios with the Investment Bank. Control of the risk on this and any incremental future investments will be subject to our usual processes. Returns achieved on this capital will remain with the Investment Bank, which, like other investors, will pay a management fee to Dillon Read Capital Management. This new business is another example of leveraging skill from the Investment Bank into a broader client offering. In particular, it will be an ideal complement to the other alternative asset management businesses at UBS.
As a result of moving to Dillon Read Capital Management, John Costas will leave UBS’s Group Executive Board at the end of 2005, remaining non-executive Chairman of the Investment Bank. Huw Jenkins, previously head of the equities business, has succeeded John Costas as CEO of UBS’s Investment Bank. He became a member of the Group Executive Board on 1 July 2005.

Performance Indicators

Performance Indicators
9 August 2005

Performance Indicators

Performance indicators

Year to date	30.6.05	31.3.05	30.6.04

RoE (%) [1]	28.2	32.4	27.2

Quarter ended	30.6.05	31.3.05	30.6.04

Basic EPS (CHF) [2]	2.10	2.60	1.96

Cost / income ratio of the financial businesses (%) [3,4]	70.7	69.0	73.4

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management	18.4	15.4	8.2

Wealth Management USA	0.8	5.8	2.2

Total	19.2	21.2	10.4

1 Net profit attributable to UBS shareholders (annualized) / average equity attributable to UBS shareholders less dividends.  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

Performance indicators

We have four main performance indicators, which indicate how we focus on continually improving returns to our shareholders. The first two of our four targets, return on equity and earnings per share, are calculated on a full UBS basis. Our cost/income ratio target is limited to our financial businesses, to avoid the distortion from industrial holdings, which operated at a 93.5% cost/income ratio in second quarter.
–	Our annualized return on equity for second quarter 2005 was 28.2%, up from 27.2% in the same quarter a year ago and again well above our target range of 15% to 20%. Amortization of goodwill reduced the second quarter 2004 ratio by 2.3 percentage points. It had no effect on second quarter 2005 return on equity as we ceased amortizing goodwill at the beginning of 2005 following the introduction of new accounting standards.
–	Basic earnings per share stood at CHF 2.10 in second quarter 2005, up from CHF 1.96 in the same quarter a year earlier. Amortization of goodwill reduced basic earnings per share by CHF 0.18 in second quarter 2004.

–	The cost/income ratio of our financial businesses stood at 70.7% in second quarter 2005, below the 73.4% shown in the same quarter last year. Amortization of goodwill accounted for 2 percentage points of the ratio in second quarter 2004.
Net new money in our wealth management businesses continued to be strong. In second quarter 2005, we attracted CHF 19.2 billion, compared to CHF 21.2 billion in the previous quarter. Our Wealth Management unit reported inflows of CHF 18.4 billion this quarter, up from CHF 15.4 billion in first quarter 2005 – its best result ever, driven by record inflows into our domestic European business and further strong contributions from Asian clients. In our Wealth Management USA business, net new money was CHF 0.8 billion, down from a strong CHF 5.8 billion in first quarter, with the decline partially related to outflows attributable to April tax payments.

Net new money 1

	Quarter ended			Year to date
CHF billion	30.6.05	31.3.05	30.6.04	30.6.05	30.6.04

UBS	30.0	32.3	16.9	62.3	52.0

Wealth Management & Business Banking

Wealth Management	18.4	15.4	8.2	33.8	24.4

Business Banking Switzerland	2.0	1.0	1.0	3.0	2.0

Global Asset Management

Institutional	2.7	5.1	7.6	7.8	17.7

Wholesale Intermediary	6.2	4.7	(4.6)	10.9	(6.0)

Wealth Management USA	0.8	5.8	2.2	6.6	5.0

Corporate Center

Private Banks & GAM	(0.1)	0.3	2.5	0.2	8.9

1 Excludes interest and dividend income.

Invested assets

	As at			% change from
CHF billion	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

UBS	2,550	2,360	2,231	8	14

Wealth Management & Business Banking

Wealth Management	890	820	750	9	19

Business Banking Switzerland	148	143	139	3	6

Global Asset Management

Institutional	396	366	338	8	17

Wholesale Intermediary	290	269	257	8	13

Investment Bank	0	0	1		(100)

Wealth Management USA	725	667	652	9	11

Corporate Center

Private Banks & GAM	101	95	94	6	7

Financial Businesses

Financial Businesses
9 August 2005

Financial Businesses

Income statement 1

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Operating income

Interest income	15,576	12,574	9,767	24	59	28,150	19,318

Interest expense	(13,356)	(9,884)	(6,903)	35	93	(23,240)	(13,429)

Net interest income	2,220	2,690	2,864	(17)	(22)	4,910	5,889

Credit loss (expense) / recovery	69	137	128	(50)	(46)	206	130

Net interest income after credit loss expense	2,289	2,827	2,992	(19)	(23)	5,116	6,019

Net fee and commission income	5,380	5,155	4,856	4	11	10,535	9,883

Net trading income	1,586	1,936	1,363	(18)	16	3,522	3,337

Other income	126	186	218	(32)	(42)	312	325

Total operating income	9,381	10,104	9,429	(7)	(1)	19,485	19,564

Operating expenses

Cash components	4,308	4,686	4,226	(8)	2	8,994	8,899

Share-based components	418	393	323	6	29	811	744

Total personnel expenses	4,726	5,079	4,549	(7)	4	9,805	9,643

General and administrative expenses	1,505	1,457	1,736	3	(13)	2,962	3,240

Services to / from other business units	(5)	(2)	(5)	(150)	0	(7)	(11)

Depreciation of property and equipment	324	312	322	4	1	636	625

Amortization of goodwill	0	0	183		(100)	0	363

Amortization of other intangible assets	33	31	42	6	(21)	64	87

Total operating expenses	6,583	6,877	6,827	(4)	(4)	13,460	13,947

Operating profit before tax	2,798	3,227	2,602	(13)	8	6,025	5,617

Tax expense	595	652	549	(9)	8	1,247	1,219

Net profit	2,203	2,575	2,053	(14)	7	4,778	4,398

Net profit attributable to minority interests	92	148	113	(38)	(19)	240	210

Net profit attributable to UBS shareholders	2,111	2,427	1,940	(13)	9	4,538	4,188

Additional information

	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Headcount (full-time equivalents)	69,200	68,197	66,022	1	5

1 Excludes results from industrial holdings.

Results

Our second quarter 2005 result showed continued strength. Net profit attributable to UBS shareholders (“attributable profit”) was CHF 2,111 million, up from CHF 1,940 million in the same quarter a year earlier.

Performance was driven by high asset-based income reflecting sustained inflows of net new money and strong market valuations. Practically all major asset-based fee categories were up as markets rose and new client money flowed into UBS, in particular investment fund fees and fees from portfolio management mandates. Driven by the strong momentum of our mergers and acquisitions franchise, corporate finance fees were particularly high – surpassed only by the level reached in fourth quarter 2004, seasonally a strong time of year. Bond underwriting fees were at their highest level ever, as corporate clients continued to tap into debt markets, taking advantage of relatively low interest rates. These effects drove net fee and commission income up to its highest level since 2001 – and made up 57% of our overall operating income. This helped to counterbalance a decrease in revenues from trading activities, mainly reflecting a difficult fixed income environment. Equities trading held up well, driven by growth in our prime brokerage business.
Personnel costs were slightly higher due to increased expenses for salaries across the firm, which reflected business expansion. General and administrative expenses were down, mostly reflecting a fall in operational risk costs.

Operating income

Total operating income was CHF 9,381 million in second quarter 2005, CHF 48 million lower than in second quarter a year ago. Our wealth and asset management businesses benefited from strong net new money inflows and rising market valuations, helping them to generate robust asset-

based fees. Combined with record bond underwriting fees and resilient brokerage fees, this largely offset the decrease in revenues from trading activities, with fixed income trading down 24%, foreign exchange trading down 28% and equities trading up 3%. We also recorded lower credit loss recoveries compared to the year-earlier quarter.

Net interest income was CHF 2,220 million in second quarter 2005, against CHF 2,864 million in the same period a year earlier. Net trading income was CHF 1,586 million, up from CHF 1,363 million in second quarter 2004.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
Net income from trading activities, at CHF 2,344 million, was down 17% or CHF 465 million from the CHF 2,809 million reported in second quarter 2004. At CHF 717 million, equities trading in second quarter 2005 was up CHF 21 million from the same period a year earlier. Equity markets were poor in April and May due to mixed economic signals and uncertain market trends, but recovered towards the end of the quarter. We saw sustained growth in our prime brokerage business and a rise in proprietary revenues. Fixed income trading revenues, at CHF 1,227 million in second quarter 2005, were down 24% from CHF 1,619 million a year ago. The decline was driven by difficult trading conditions and low market volumes throughout the quarter. This led to lower revenues in our credit fixed income and rates business lines. Lower revenues in municipal bond trading related to the difficult interest rate environment further contributed to the

Net interest and trading income

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Net interest income	2,220	2,690	2,864	(17)	(22)	4,910	5,889

Net trading income	1,586	1,936	1,363	(18)	16	3,522	3,337

Total net interest and trading income	3,806	4,626	4,227	(18)	(10)	8,432	9,226

Breakdown by business activity

Equities	717	936	696	(23)	3	1,653	1,642

Fixed income	1,227	1,748	1,619	(30)	(24)	2,975	3,770

Foreign exchange	305	372	422	(18)	(28)	677	836

Other	95	82	72	16	32	177	161

Net income from trading activities	2,344	3,138	2,809	(25)	(17)	5,482	6,409

Net income from interest margin products	1,332	1,313	1,290	1	3	2,645	2,555

Net income from treasury and other activities	130	175	128	(26)	2	305	262

Total net interest and trading income	3,806	4,626	4,227	(18)	(10)	8,432	9,226

Financial Businesses
9 August 2005

decrease. Foreign exchange trading revenues decreased by 28% to CHF 305 million in second quarter from CHF 422 million in the same quarter a year ago, mainly reflecting weaker performance in our derivatives trading business. This was partially offset by slightly higher revenues in our cash and collateral trading business.

At CHF 1,332 million, net income from interest margin products in second quarter 2005 was CHF 42 million higher than in the same quarter a year earlier. The largest driver in the increase was the growth in lending to wealthy clients worldwide as well as higher volumes in our Swiss mortgage business. This was partially offset by lower income from our Swiss recovery portfolio, which shrank another CHF 1.8 billion in size compared to the year-earlier quarter.
At CHF 130 million, net income from treasury and other activities in second quarter 2005 was up slightly from CHF 128 million a year earlier. Positive factors, such as the benefits of the diversification of our equity into currencies other than the Swiss franc and gains on financial instruments were partially offset by a timing effect due to cash flow hedge ineffectiveness related to derivatives hedging interest rate risk.
In second quarter 2005, net fee and commission income was CHF 5,380 million – the highest level recorded since early 2001 and up 11% from CHF 4,856 million a year earlier. The increase was based on improvements in practically all fee categories. Underwriting fees, at CHF 726 million, were up 16% from CHF 626 million recorded a year ago, driven by another record performance in fixed income underwriting, where fees rose 47% to CHF 422 million, as corporate clients continued to take advantage of relatively low interest rates. This was partially offset by a 10% decrease in equity underwriting fees to CHF 304 million, primarily due to low market activity at the beginning of the quarter. At CHF 387 million, corporate finance fees in second quarter rose significantly (42%) from CHF 273 million in the same quarter the previous year, reflecting the strength of our corporate client franchise. Net brokerage fees increased 10% to CHF 1,198 million in second quarter 2005 from CHF 1,091 million in second quarter 2004, reflecting primarily higher volumes in the institutional equities business, mainly in derivatives, and some improvement in private client activity. Investment fund fees, at CHF 1,296 million, were up 12% from the CHF 1,158 million posted in second quarter 2004. They were driven by increased invested assets in both UBS and third-party mutual funds. Portfolio and other management fees increased by 8% to CHF 1,247 million in second quarter 2005 from CHF 1,153 million a year earlier. The increase is the result of rising asset levels driven by market valuation and strong net new money inflows and higher performance fees on traditional investment products, offsetting lower fees generated from alternative and quantitative investments.
Other income declined by 42% to CHF 126 million in second quarter 2005 from CHF 218 million in the same period a year ago. The decrease was primarily driven by lower gains on the disposal of financial investments and lower equity in income of associates.

Operating expenses

Total operating expenses were CHF 6,583 million. The decrease of 4% from CHF 6,827 million reported a year earlier mainly reflects the discontinuation of goodwill amortization from 1 January 2005 onwards. If goodwill amortization expenses for second quarter 2004 are excluded, operating expenses decreased 1%, mainly reflecting a reduction in operational risk costs.
Personnel expenses rose 4% to CHF 4,726 million in second quarter 2005 from CHF 4,549 million a year earlier. Salary expenses were pushed up by the continuous expansion of our business as well as annual pay rises. Costs for contractors rose as well, reflecting the integration of previously outsourced IT staff earlier in the year. These effects were partially offset by lower accruals for performance-related payments, in line with revenue developments, and the absence of retention payments for key personnel in the Wealth Management USA business, which ended in June 2004. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Share-based compensation was up 29% from the prior year, mainly reflecting the increase in award value, mostly due to shares granted in 2005 as part of the bonus payments for the financial year 2004.
At CHF 1,505 million in second quarter 2005, general and administrative expenses decreased CHF 231 million from CHF 1,736 million in the same period a year ago. This drop was mainly driven by a reduction in operational risk costs. While a year ago we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business and an increase of other operational provisions, this quarter we benefited from the reversal of previously made provisions. Savings in rent and maintenance of equipment, IT costs and professional fees were offset by higher costs related to expanding business activity, mainly expenses for travel, telecommunications, administration and marketing.
Depreciation was CHF 324 million in second quarter 2005, virtually flat compared to CHF 322 million a year ago.
At CHF 33 million, amortization of other intangible assets was down 21% from CHF 42 million a year earlier, due to the reclassification of certain intangible assets within the Wealth Management USA unit as of 1 January 2005. Under new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Tax

We incurred a tax expense of CHF 595 million in second quarter 2005, reflecting an effective tax rate of 21.3% for the quarter and 20.7% for the first six months of 2005. The tax

Headcount

	As at			% change from
Full-time equivalents	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Switzerland	26,385	26,192	26,312	1	0

Rest of Europe / Africa / Middle East	11,257	10,988	10,299	2	9

Americas	26,587	26,270	25,361	1	5

Asia Pacific	4,971	4,747	4,050	5	23

Total	69,200	68,197	66,022	1	5

rate for the first six months of 2005 was affected by strong profitability in high tax jurisdictions offset by the absence of non-deductible goodwill amortization which ceased at the beginning of 2005. We believe that the half-year tax rate is a reasonable indicator of the rate for the year as a whole.

Headcount

Headcount in our financial businesses was 69,200 on 30 June 2005, up 1,003 from 68,197 on 31 March 2005, with higher staffing levels across all our businesses. In our wealth management business (up 452), the main increases were in Europe, reflecting continued growth and the integration of a number of acquisitions. The US-based wealth management business (up 150) saw higher financial advisor headcount, including an increase in the number of trainees. Our Swiss commercial and retail banking business (up 92) continued to see a build-up of client advisory capacity and related support functions. Headcount in our investment banking business (up 241) rose in support, operations and control functions to keep pace with business expansion and continued investment in our infrastructure.

Fair value disclosure of options and shares granted

The fair value of shares granted up to and including second quarter 2005 rose to CHF 1,235 million from CHF 1,193 million in first quarter. It was also higher than the grant total of CHF 1,113 million for full-year 2004. The increase compared to 2004 is primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted in the first half of 2005 was CHF 336 million, down from CHF 468 million a year earlier. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a 2% drop in the number of options granted.

Most share-based compensation is granted in the first quarter of the year, with any further grants mainly reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Credit risk

UBS realized a net recovery of CHF 69 million in second quarter 2005, compared to net recoveries of CHF 137 million in first quarter 2005 and CHF 128 million in second quarter 2004.

Wealth Management & Business Banking reported a net recovery of CHF 26 million in second quarter 2005. We continue to experience lower than anticipated levels of defaults, while recoveries of previously established provisions continue to be strong. Recoveries in second quarter 2005 did not reach the particularly high levels seen in the same quarter a year earlier (CHF 91 million) or first quarter 2005 (CHF 109 million).
The Investment Bank posted a net recovery of CHF 43 million in second quarter 2005. In first quarter 2005 and in sec-

Credit loss (expense) / recovery

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Wealth Management & Business Banking	26	109	91	(76)	(71)	135	37

Wealth Management	(8)	1	(1)		(700)	(7)	(1)

Business Banking Switzerland	34	108	92	(69)	(63)	142	38

Investment Bank	43	28	34	54	26	71	91

Wealth Management USA	0	0	3		(100)	0	2

Corporate Center	0	0	0			0	0

UBS	69	137	128	(50)	(46)	206	130

Financial Businesses
9 August 2005

ond quarter 2004, the Investment Bank realized net recoveries of CHF 28 million and CHF 34 million respectively.
UBS’s gross loan portfolio rose to CHF 303 billion on 30 June 2005 from CHF 292 billion on 31 March 2005. Of this increase, Wealth Management & Business Banking contributed CHF 6.5 billion, principally driven by our mortgage and collateralized lending businesses. The increase recorded in the Due from banks line was mainly because of cash collateral posted by UBS’s Investment Bank in connection with its derivative businesses.
Our impaired loans portfolio continued to decline to CHF 4,076 million, down 7.8% from CHF 4,423 million last quarter, leading to a further improvement in the impaired loans to total loans ratio, which fell to 1.3% from 1.5%. The decrease is largely attributable to the continued workout of recovery positions and the low level of new impairments in the Business Banking Switzerland unit.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank, but also arise, to a much lesser extent, in the Wealth Management businesses. Additionally, our Treasury department assumes market risk as a result of its balance sheet and capital management responsibilities.

Credit and equity markets were challenging at the beginning of the quarter. Credit spreads continued to widen on the back of the negative news from the automobile sector. Both investment grade and high yield paper regained strength in the latter half of the period and credit spreads tightened back to levels seen at the end of first quarter. Poor corporate earnings and weak economic data drove most equity indices down in April, but markets recovered, reaching quarterly highs by the end of the period. In the foreign exchange markets, the US dollar strengthened whereas the euro weakened. Oil prices remained in the headlines and reached new highs towards the end of June.
Market risk for the Investment Bank, as measured by the average 10-day 99% VaR, was CHF 362 million, slightly down from the CHF 371 million seen in the previous quar-

Allowances and provisions for credit risk

CHF million

As at

Due from banks

Loans

Total lending portfolio, gross

Allowances for credit losses

Total lending portfolio, net

Impaired lending portfolio, gross

Estimated liquidation proceeds of collateral for impaired loans

Impaired lending portfolio, net of collateral

Allocated allowances for impaired lending portfolio

Other allowances and provisions

Total allowances and provisions for credit losses

of which allowances and provisions for country risk

Non-performing loans

Allowances for non-performing loans

Ratios

Allowances and provisions as a % of lending portfolio, gross

Impaired as a % of lending portfolio, gross

Allocated allowances as a % of impaired lending portfolio, gross

Allocated allowances as a % of impaired lending portfolio, net of collateral

Non-performing loans as a % of lending portfolio, gross

Allocated allowances as a % of non-performing loans, gross

1 Includes Global Asset Management, Private Banks & GAM and Corporate Center.  2 Excludes CHF 856 million and CHF 938 million gross loans from industrial holdings for the quarters ended 30 June 2005 and 31 March 2005.

ter. Interest rate VaR, which is the largest contributor, increased in the quarter. The changes were driven by US dollar interest rate exposure, but credit spread exposure remained the dominant element. Equities VaR remained stable for most of the period, rising at the end of the quarter as a result of the pick-up in market activity. Higher average foreign exchange VaR was a result of increased market-making activity. Despite these individual increases, greater diversification among the risk types led to the reduction in total Investment Bank VaR.

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.6.05						Quarter ended 31.3.05
CHF million	Limits	Min.		Max.		Average	30.6.05	Min.		Max.		Average	31.3.05

Business Groups

Investment Bank	600	298.6		437.9		361.5	375.2	304.6		516.7		371.0	391.7

Wealth Management USA	50	20.5		34.2		26.9	34.1	15.8		26.5		21.1	23.0

Global Asset Management [1]	30	7.8		13.5		11.6	12.4	6.7		13.2		10.0	8.1

Wealth Management & Business Banking	5	0.7		1.1		0.9	0.8	0.6		1.1		0.8	0.8

Corporate Center [2]	150	36.7		80.3		68.5	71.7	32.4		57.6		40.8	35.0

Diversification effect			[3]		[3]	(85.2)	(90.2)		[3]		[3]	(66.8)	(64.6)

Total	750	327.2		465.2		384.2	404.0	300.4		519.8		376.9	394.0

1 Only covers UBS positions in alternative & quantitative investment funds.  2 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and the Private Banks.  3  As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

		Business Banking				Wealth Management
Wealth Management		Switzerland		Investment Bank		USA		Others [1]		UBS

30.6.05	31.3.05	30.6.05	31.3.05	30.6.05	31.3.05	30.6.05	31.3.05	30.6.05	31.3.05	30.6.05	31.3.05

580	482	4,285	3,203	35,771	32,882	1,750	1,691	3,640	3,534	46,026	41,792

53,228	47,958	136,203	136,147	49,974	50,168	15,665	13,900	2,278	2,327	257,348	250,500

53,808	48,440	140,488	139,350	85,745	83,050	17,415	15,591	5,918	5,861	303,374 [2]	292,292 [2]

(13)	(11)	(1,876)	(2,016)	(213)	(273)	(12)	(19)	(61)	(61)	(2,175)	(2,380)

53,795	48,429	138,612	137,334	85,532	82,777	17,403	15,572	5,857	5,800	301,199	289,912

12	10	3,657	3,930	286	356	12	19	109	108	4,076	4,423

(2)	(4)	(1,444)	(1,573)	(35)	(35)	0	0	(50)	(50)	(1,531)	(1,662)

10	6	2,213	2,357	251	321	12	19	59	58	2,545	2,761

8	6	1,806	1,938	200	257	12	19	61	61	2,087	2,281

5	5	201	220	80	96	0	0	0	0	286	321

13	11	2,007	2,158	280	353	12	19	61	61	2,373	2,602

0	0	82	91	53	70	0	0	0	0	135	161

7	4	2,855	3,055	187	167	12	19	109	108	3,170	3,353

7	4	1,538	1,699	141	139	12	19	61	61	1,759	1,922

0.0	0.0	1.4	1.5	0.3	0.4	0.1	0.1	1.0	1.0	0.8	0.9

0.0	0.0	2.6	2.8	0.3	0.4	0.1	0.1	1.8	1.8	1.3	1.5

66.7	60.0	49.4	49.3	69.9	72.2	100.0	100.0	56.0	56.5	51.2	51.6

80.0	100.0	81.6	82.2	79.7	80.1	100.0	100.0	103.4	105.2	82.0	82.6

0.0	0.0	2.0	2.2	0.2	0.2	0.1	0.1	1.8	1.8	1.0	1.1

100.0	100.0	53.9	55.6	75.4	83.2	100.0	100.0	56.0	56.5	55.5	57.3

Average Corporate Center VaR for the quarter increased by CHF 28 million, driven by interest rate exposure in the Treasury book. While Corporate Center remains a relatively small contributor to total VaR, this increase resulted in a small rise in average total VaR to CHF 384 million from CHF 377 million in first quarter.

‘Backtesting’ compares actual revenues arising from closing positions (i.e., excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph on the next page shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables below, is also shown in this graph for information. Revenue volatility over the period was within the range predicted by the VaR model.

We also routinely assess and actively manage and control tail risks against a standard set of forward-looking stress scenarios, supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 30.6.05						Quarter ended 31.3.05
CHF million	Min.		Max.		Average	30.6.05	Min.		Max.		Average	31.3.05

Risk type

Equities	131.6		192.2		142.4	192.2	119.7		151.0		131.4	151.0

Interest rates	341.4		497.8		411.3	435.1	286.9		526.2		380.2	394.1

Foreign exchange	21.7		62.8		34.2	45.9	10.9		26.6		19.9	23.3

Other[1]	23.6		82.4		51.7	57.3	23.1		87.6		48.8	45.2

Diversification effect		[2]		[2]	(278.1)	(355.3)		[2]		[2]	(209.3)	(221.9)

Total	298.6		437.9		361.5	375.2	304.6		516.7		371.0	391.7

1 Includes energy and precious metals risk.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Financial Businesses
9 August 2005

equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Both period-end and average stress loss exposure were lower than in first quarter and exposures remained well within the approved limits.

VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, currency interest rates and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

Operational risk

Operational risks can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential loss situations are identified before the probability, timing or amount of future expenditure are known with certainty. This uncertainty requires the exercise of judgment but it is best practice to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

UBS: Value at Risk (1-day 99% confidence)1

	Quarter ended 30.6.05				Quarter ended 31.3.05
CHF million	Min.	Max.	Average	30.6.05	Min.	Max.	Average	31.3.05

Investment Bank	119.5	197.6	145.2	197.6	103.2	151.8	119.0	132.7

UBS	123.7	203.6	156.7	203.6	109.1	158.5	124.0	134.7

1 Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 142 million in second quarter 2005 and CHF 115 million in first quarter 2005.

Wealth Management & Business Banking

In second quarter 2005, Wealth Management’s pre-tax profit was CHF 963 million, a quarterly record and another increase from first quarter 2005. Net new money, at CHF 18.4 billion, was at its highest level ever, benefiting from continued strong inflows from European and Asian clients. Business Banking Switzerland’s pre-tax profit rose to CHF 564 million – the second best result ever.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Income	3,410	3,297	3,208	3	6	6,707	6,411

Adjusted expected credit loss [1]	29	18	(8)	61		47	(25)

Total operating income	3,439	3,315	3,200	4	7	6,754	6,386

Cash components	1,224	1,195	1,101	2	11	2,419	2,214

Share-based components	31	36	34	(14)	(9)	67	60

Total personnel expenses	1,255	1,231	1,135	2	11	2,486	2,274

General and administrative expenses	436	420	416	4	5	856	810

Services to / from other business units	181	183	229	(1)	(21)	364	467

Depreciation of property and equipment	38	33	32	15	19	71	61

Amortization of goodwill	0	0	17		(100)	0	32

Amortization of other intangible assets	2	2	2	0	0	4	5

Total operating expenses	1,912	1,869	1,831	2	4	3,781	3,649

Business Group performance before tax	1,527	1,446	1,369	6	12	2,973	2,737

Performance indicators

Cost / income ratio (%) [2]	56.1	56.7	57.1			56.4	56.9

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]						44.3	43.1

BIS risk-weighted assets (CHF million)	124,553	122,296	118,210	2	5

Goodwill (CHF million)	1,502	1,257	1,133	19	33

Adjusted regulatory capital (CHF million) [4]	13,957	13,487	12,954	3	8

Additional information	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Client assets (CHF billion)	1,832	1,691	1,597	8	15

Headcount (full-time equivalents)	26,558	26,014	25,627	2	4

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Operating expenses/income. 3 Annualized Business Group performance before tax/adjusted regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
9 August 2005

Wealth Management

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Income	2,165	2,071	1,930	5	12	4,236	3,862

Adjusted expected credit loss [1]	(1)	(1)	(2)	0	50	(2)	(4)

Total operating income	2,164	2,070	1,928	5	12	4,234	3,858

Cash components	612	593	512	3	20	1,205	1,023

Share-based components	22	25	20	(12)	10	47	36

Total personnel expenses	634	618	532	3	19	1,252	1,059

General and administrative expenses	196	187	148	5	32	383	292

Services to / from other business units	350	331	344	6	2	681	708

Depreciation of property and equipment	19	17	15	12	27	36	29

Amortization of goodwill	0	0	17		(100)	0	32

Amortization of other intangible assets	2	2	2	0	0	4	5

Total operating expenses	1,201	1,155	1,058	4	14	2,356	2,125

Business Unit performance before tax	963	915	870	5	11	1,878	1,733

Performance indicators

Invested assets (CHF billion)	890	820	750	9	19

Net new money (CHF billion) [2]	18.4	15.4	8.2			33.8	24.4

Gross margin on invested assets (bps) [3]	101	104	104	(3)	(3)	102	106

Cost / income ratio (%) [4]	55.5	55.8	54.8			55.6	55.0

Client advisors (full-time equivalents)	3,992	3,849	3,463	4	15

International clients

Income	1,557	1,480	1,366	5	14	3,037	2,702

Invested assets (CHF billion)	659	599	535	10	23

Net new money (CHF billion) [2]	17.0	14.5	7.1			31.5	22.2

Gross margin on invested assets (bps) [3]	99	102	103	(3)	(4)	100	105

European wealth management (part of international clients)

Income	170	157	99	8	72	327	191

Invested assets (CHF billion)	101	90	65	12	55

Net new money (CHF billion) [2]	6.9	5.6	2.7			12.5	6.9

Client advisors (full-time equivalents)	819	812	781	1	5

Business Unit reporting (continued)

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Swiss clients

Income	608	591	564	3	8	1,199	1,160

Invested assets (CHF billion)	231	221	215	5	7

Net new money (CHF billion)[2]	1.4	0.9	1.1			2.3	2.2

Gross margin on invested assets (bps)[3]	108	108	105	0	3	108	109

Capital return and BIS data

Return on adjusted regulatory capital (%)[5]						76.9	89.1

BIS risk-weighted assets (CHF million)	38,996	36,251	31,549	8	24

Goodwill (CHF million)	1,502	1,257	1,133	19	33

Adjusted regulatory capital (CHF million)[6]	5,402	4,882	4,288	11	26

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Recurring income (CHF million)[7]	1,600	1,513	1,437	6	11	3,113	2,805

Client assets (CHF billion)	1,108	1,022	944	8	17

Headcount (full-time equivalents)	10,901	10,449	9,688	4	13

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Income (annualized) / average invested assets.  4 Operating expenses/income.  5 Annualized Business Unit performance before tax / adjusted regulatory capital year to date average.  6 10% of BIS risk-weighted assets plus goodwill.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Performance indicators

Net new money in second quarter 2005 was a record CHF 18.4 billion, up from CHF 15.4 billion in first quarter 2005. The international clients area recorded CHF 17.0 billion in net new money, driven by a record inflow into our domestic European business and further strong contributions from Asian clients. The Swiss clients area showed an inflow of CHF 1.4 billion, a clear improvement from CHF 0.9 billion in first quarter 2005.

Invested assets on 30 June 2005 were CHF 890 billion, up by CHF 70 billion or 9% from 31 March 2005, reflecting pos-

itive market performance and strong net new money. Invested asset levels benefited from the 7% strengthening of the US dollar spot rate against the Swiss franc as 35% of invested assets are denominated in US dollars. Levels also rose due to the integration of our acquisitions of the operations of Dresdner Bank Latin America and Julius Baer North America.

In second quarter 2005, the gross margin on invested assets was 101 basis points, down three basis points from first quarter 2005. The drop reflects the sharp and sustained rise in invested asset levels towards the end of the quarter, and the time lag in the booking of corresponding fees. Recurring

Financial Businesses
9 August 2005

income made up 75 basis points of the margin in second quarter, down from 76 basis points in first quarter. Non-recurring income comprised 26 basis points of the margin in second quarter, down two basis points from a quarter earlier. Although transactional revenues were up slightly, they did not keep pace with the increase in invested assets.

The cost/income ratio, at 55.5% in second quarter 2005, improved by 0.3 percentage points from first quarter 2005. The improvement was driven by the increase in income related to the strong growth of our asset base. Excluding the European wealth management business, our cost/income ratio in second quarter 2005 was 49.0%, an improvement of 0.6 percentage points from 49.6% in first quarter 2005. The growth in revenues outpaced the rise in operating expenses, which this quarter included the costs of integrating the operations of Dresdner Bank Latin America.

European wealth management

The second quarter 2005 net new money inflow of CHF 6.9 billion was our highest ever. This intake was CHF 1.3 billion above the inflow in first quarter 2005, reflecting strong performances in all our five target countries, with the strongest contributions coming from the UK and Germany, where we have the largest businesses. The inflow in first half 2005, totaling CHF 12.5 billion, reflects an annual net new money growth rate of 30% of the underlying asset base at year-end 2004.

The level of invested assets reached a record CHF 101 billion on 30 June 2005, up from CHF 90 billion on 31 March 2005. The gain was a result of the significant inflows of net new money, positive market performance and the appreciation of the US dollar against the Swiss franc.

Income in second quarter 2005 was a record CHF 170 million, up 8% from CHF 157 million in first quarter, reflecting the increase in the asset base.

The number of client advisors was 819 on 30 June 2005, up from 812 at the end of last quarter, reflecting a number of new hires.

Initiatives and achievements

Absolute return program a success in Spain

With significant inflows of net new money, our business in Spain is seeing considerable success with its line of locally tailored absolute return products. Absolute return programs differentiate themselves from traditional investment mandates by focusing on achieving each client’s targeted return as opposed to evaluating performance against industry benchmarks.
The Spanish products, called AAA (Absolute Asset Allocation), were launched to focus on the specific needs of clients in that country, who frequently have a higher aversion to risk than investors in other European countries. A fund of funds product is on offer, as is a pure asset allocation mandate, with combinations of both used to provide each client with a tailor-made offering.
To make Spanish clients feel more comfortable about the risks they are taking with their investments, the AAA offering employs methods similar to those used by institutional investors and large financial institutions to gauge the level of potential losses. In Spain, client advisors use these methods to see how each investment decision affects risk levels and as a means of controlling risk. Most importantly, they allow the client to measure risk in a simple way, helping to minimize the volatility of returns and maximize the advantages of portfolio diversification.

Results

In second quarter 2005, pre-tax profit, at CHF 963 million, was up 5% from CHF 915 million in first quarter 2005 – and at the highest level ever recorded. The strength reflects increased asset-based fees as a result of the record asset base and higher interest income.

Operating income

Total operating income, at a record CHF 2,164 million in second quarter 2005, rose 5% from CHF 2,070 million in first quarter 2005. Recurring income, at CHF 1,600 million, was up by CHF 87 million or 6% on the higher asset base. Rising interest income, a reflection of the expansion of our margin lending activities, also helped recurring income. Non-recurring income increased by CHF 7 million or 1% to CHF 565 million.

Operating expenses

Operating expenses were CHF 1,201 million in second quarter 2005, up 4% from CHF 1,155 million in first quarter 2005. Personnel expenses increased to CHF 634 million in second quarter 2005 from CHF 618 million in first quarter 2005, reflecting higher salary expenses related to our global expansion. General and administrative expenses were CHF 196 million, up CHF 9 million or 5% from first quarter, mainly reflecting the integration of the operations of Dresdner Bank Latin America. Expenses for services from other business units increased 6% to CHF 350 million in second quarter 2005 from CHF 331 million in first quarter 2005 because of higher charges for IT projects. Depreciation rose to CHF 19 million in second quarter 2005 from CHF 17 million in first quarter 2005, reflecting business expansion.

Headcount

Headcount, at 10,901 on 30 June 2005, rose by 452 from 10,449 on 31 March 2005, reflecting continuous hiring related to our global strategy – as well as the integration of our Dresdner Bank Latin America, Etra and Julius Baer North America businesses (taken together, these three added 116 staff so far, of which 44 were client advisors). We also continued to add client advisors across our main businesses around the world (up by a further 99). The remaining rise was mainly due to the hiring of product specialists, IT and operations staff.

Financial Businesses
9 August 2005

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Interest income	826	836	850	(1)	(3)	1,662	1,707

Non-interest income	419	390	428	7	(2)	809	842

Income	1,245	1,226	1,278	2	(3)	2,471	2,549

Adjusted expected credit loss [1]	30	19	(6)	58		49	(21)

Total operating income	1,275	1,245	1,272	2	0	2,520	2,528

Cash components	612	602	589	2	4	1,214	1,191

Share-based components	9	11	14	(18)	(36)	20	24

Total personnel expenses	621	613	603	1	3	1,234	1,215

General and administrative expenses	240	233	268	3	(10)	473	518

Services to / from other business units	(169)	(148)	(115)	(14)	(47)	(317)	(241)

Depreciation of property and equipment	19	16	17	19	12	35	32

Amortization of goodwill	0	0	0			0	0

Amortization of other intangible assets	0	0	0			0	0

Total operating expenses	711	714	773	0	(8)	1,425	1,524

Business Unit performance before tax	564	531	499	6	13	1,095	1,004

Performance indicators

Invested assets (CHF billion)	148	143	139	3	6

Net new money (CHF billion) [2]	2.0	1.0	1.0			3.0	2.0

Cost / income ratio (%) [3]	57.1	58.2	60.5			57.7	59.8

Non-performing loans / gross loans (%)	2.0	2.2	2.8

Impaired loans / gross loans (%)	2.6	2.8	3.8

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						25.6	22.8

BIS risk-weighted assets (CHF million)	85,557	86,045	86,661	(1)	(1)

Goodwill (CHF million)	0	0	0

Adjusted regulatory capital (CHF million) [5]	8,556	8,605	8,666	(1)	(1)

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Deferral (included in adjusted expected credit loss) (CHF million)	121	111	102	9	19	232	205

Client assets (CHF billion)	724	669	653	8	11

Headcount (full-time equivalents)	15,657	15,565	15,939	1	(2)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses / income.  4 Annualized Business Unit performance before tax/adjusted regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

Net new money, at CHF 2.0 billion in second quarter 2005, doubled from CHF 1.0 billion in first quarter 2005, as a number of our existing custody clients increased their investment management mandates.

Invested assets, at CHF 148 billion on 30 June 2005, were up by CHF 5 billion due to the positive impact of financial market developments and the inflow of net new money.
In second quarter 2005, the cost/income ratio was 57.1%, down 1.1 percentage points from first quarter 2005, as income was slightly up on higher non-interest income and expenses fell to a record low.

The loan portfolio, at CHF 140.5 billion on 30 June 2005, was CHF 1.1 billion above the level on 31 March 2005. An increase in private client mortgages was partly offset by the ongoing workout of the recovery portfolio, which fell to CHF 3.7 billion on 30 June 2005 from CHF 4.1 billion on 31 March 2005. The non-performing loans ratio improved to 2.0% on 30 June 2005 from 2.2% on 31 March 2005, while the impaired loans ratio was 2.6% at end-June against 2.8% at end-March.

The return on adjusted regulatory capital was 25.6% in first half 2005, up from 24.9% in the previous quarter on the significant increase in pre-tax profit set against the largely unchanged regulatory capital level.

Initiatives and achievements

UBS named best global custodian

UBS was named best global custody provider in Switzerland and the fourth-best in the world for 2005 by the R&M Global Custody Survey, widely regarded as the industry’s leading survey. The survey, which polled almost 1,200 institutions using custody services, cited us as being particularly strong with investment management clients.
UBS’s global custody business provides classic custody services as well as various online tools that can be used for real-time performance reporting, compliance monitoring and risk analysis. By end-June, the total of institutional client assets managed under global custody mandates was CHF 182 billion, up from CHF 157 billion at the end of 2004.

Results

In second quarter 2005, Business Banking Switzerland reported a pre-tax profit of CHF 564 million – CHF 33 million or 6% higher than in first quarter 2005. This is the second highest result ever reported, exceeded only in second quarter 2003, which benefited from disposal gains. The result shows the continued tight management of our cost base, with lower adjusted expected credit loss reflecting the structural improvement in our loan portfolio in recent years.

Financial Businesses
9 August 2005

Operating income

Total operating income in second quarter 2005 was CHF 1,275 million, up CHF 30 million or 2% from first quarter 2005. Net interest income fell to CHF 826 million in second quarter 2005 from CHF 836 million in first quarter 2005. The fall reflected lower interest margins as clients shifted to fixed from variable rate mortgages and the ongoing reduction of the recovery portfolio. Non-interest income increased to CHF 419 million in second quarter from CHF 390 million a quarter earlier due to revaluation gains from equity participations and an increase in recurring fees. Adjusted expected credit loss was a positive CHF 30 million, up from CHF 19 million in last quarter, because of the deferred benefit of the structural improvement in our loan portfolio.

Operating expenses

Total operating expenses decreased marginally to a new record low of CHF 711 million in second quarter from CHF 714 million in first quarter 2005, as net charges to other business units rose to CHF 169 million from CHF 148 million, partly because more IT services were provided. Personnel expenses increased to CHF 621 million in second quarter 2005 from CHF 613 million in first quarter 2005, mainly reflecting higher expenses for early retirement programs. General and administrative expenses increased to CHF 240 million in second quarter

2005, up by CHF 7 million or 3% from first quarter 2005 due to higher costs for travel and entertainment, professional fees and advertising. Depreciation increased in second quarter 2005 to CHF 19 million from CHF 16 million a quarter earlier, reflecting higher expenses for IT writeoffs.

Headcount

Business Banking Switzerland’s headcount was 15,657 on 30 June 2005, up 92 from 31 March 2005, mainly due to an increase in the number of our client advisors.

Singing to new iTunes

The Swiss retail banking market, after a decade of consolidation, is now seeing intense competition. For this reason, many banks are increasingly interested in today’s youth – as they might turn out to be tomorrow’s wealthy or affluent clients.
That is the rationale behind UBS’s current national drive to attract younger clients. With a view to building long-term relationships, UBS has repackaged its main youth-oriented product lines and services into a bundle for teenagers called “Generation” and another for students called “Campus”. Both are free and offer face-to-face meetings with client advisors, a Europe-wide youth discount card, and a link to the UBS KeyClub bonus system.
Still, it is hard to generate much interest by promising monthly account statements, preferential interest rates and regular meetings at a bank. To help things along, UBS is working with
Apple/iTunes and its slightly longer track record in the area of cool. With the launch of Apple’s Music Store in Switzerland in early May, UBS offered young clients online music downloads by way of a plastic card that works in the same way as a prepaid mobile phone card. And they can also use the KeyClub points they get with their new account to buy iPod products (players and downloads) at a discount. The same goes for all UBS KeyClub members regardless of age. In fact, as part of the iTunes Music Store launch, UBS offered every resident in Switzerland one free downloadable song.
UBS is also getting as much face time as it can with young clients around the country. During a heat wave in mid-June, for example, you would have found a number of client advisors – wearing red polo shirts and white baseball caps – at a temporary stand set up on the grounds of a public swimming pool. In Zug, client advisors served ice cream outside their branch while in Berne a counter hall was fitted out as a lounge complete with a DJ and eleven young advisors ready to explain what Generation and Campus were all about.
The project is an ambitious one for the Swiss retail segment as UBS looks to achieve substantial growth in the youth market over the next few years. It has already generated a significant number of new bank accounts, and the national television and movie ads have been widely recognized for giving UBS a fresh and youthful image while remaining true to the firm’s brand image. Sooner or later, young people will have to figure out how they deal with their money. At that point, the institution they choose will depend on whether they find one on their wavelength – and UBS is doing its best to show them that it is.

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 220 million in second quarter 2005, only CHF 4 million or 2% off the record CHF 224 million in first quarter. The result reflected lower performance fees, mainly in alternative and quantitative investments, partly offset by increasing asset-based management fees as a result of positive currency fluctuations, continued strong net new money inflows and higher market levels.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Institutional fees	279	300	264	(7)	6	579	544

Wholesale Intermediary fees	270	269	234	0	15	539	461

Total operating income	549	569	498	(4)	10	1,118	1,005

Cash components	189	230	214	(18)	(12)	419	421

Share-based components	21	21	14	0	50	42	37

Total personnel expenses	210	251	228	(16)	(8)	461	458

General and administrative expenses	80	62	59	29	36	142	118

Services to / from other business units	34	27	34	26	0	61	66

Depreciation of property and equipment	5	5	7	0	(29)	10	12

Amortization of goodwill	0	0	33		(100)	0	66

Amortization of other intangible assets	0	0	0			0	0

Total operating expenses	329	345	361	(5)	(9)	674	720

Business Group performance before tax	220	224	137	(2)	61	444	285

Performance indicators

Cost / income ratio (%) [1]	59.9	60.6	72.5			60.3	71.6

Institutional

Invested assets (CHF billion)	396	366	338	8	17

of which: money market funds	18	20	17	(10)	6

Net new money (CHF billion) [2]	2.7	5.1	7.6			7.8	17.7

of which: money market funds	(1.5)	0.9	(1.3)			(0.6)	(0.5)

Gross margin on invested assets (bps)[3]	29	34	31	(15)	(6)	31	33

1 Operating expenses / operating income.   2 Excludes interest and dividend income.  3 Operating income (annualized) / average invested assets.

Financial Businesses
9 August 2005

Business Group reporting (continued)

	Quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Wholesale Intermediary

Invested assets (CHF billion)	290	269	257	8	13

of which: money market funds	63	64	73	(2)	(14)

Net new money (CHF billion) [1]	6.2	4.7	(4.6)			10.9	(6.0)

of which: money market funds	(4.5)	(2.5)	(8.3)			(7.0)	(14.7)

Gross margin on invested assets (bps) [2]	39	41	36	(5)	8	40	35

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]						61.3	36.3

BIS risk-weighted assets (CHF million)	1,629	1,986	1,731	(18)	(6)

Goodwill (CHF million)	1,389	1,245	1,341	12	4

Adjusted regulatory capital (CHF million) [4]	1,552	1,444	1,514	7	3

Additional information	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Client assets (CHF billion)	686	635	595	8	15

Headcount (full-time equivalents)	2,719	2,703	2,604	1	4

1 Excludes interest and dividend income.  2 Operating income (annualized) / average invested assets.   3 Annualized Business Group performance before tax / adjusted regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

The cost / income ratio was at a record low of 59.9% in second quarter 2005, down from 60.6% in first quarter 2005. The improvement was driven by the decline in incentive-based compensation largely reflecting lower performance-based fees in second quarter 2005.

Institutional

Institutional invested assets were CHF 396 billion on 30 June 2005, up by CHF 30 billion from 31 March 2005. The gain reflected net new money inflows, higher financial market valuations and positive currency impacts from the weakening of the Swiss franc against most major currencies, particularly the US and Canadian dollars and UK sterling. Effective 1 April 2005, CHF 3.3 billion in invested assets related to the acquisition of the Siemens real estate fund business were included in institutional invested assets.

Net new money in second quarter 2005 was CHF 2.7 billion, compared with CHF 5.1 billion in first quarter 2005, with the decline reflecting money market outflows. Excluding movements related to money market funds, net new money was CHF 4.2 billion, unchanged compared to first quarter. Major inflows were reported in fixed income mandates as well as into alternative investments.

The gross margin was 29 basis points in second quarter 2005, a decrease of 5 basis points from last quarter. This reflects lower performance fees earned, particularly in alternative investments.

Wholesale Intermediary

Invested assets increased in second quarter 2005 to CHF 290 billion, up by CHF 21 billion from 31 March 2005, reflecting strong net new money inflows, positive market performance and currency impacts.

Net new money was CHF 6.2 billion in second quarter 2005, up from CHF 4.7 billion in first quarter 2005. This reflects the continued focus on new products such as global asset allocation and sector funds, which continue to attract new investment from clients. Excluding money market outflows, net new money was CHF 10.7 billion, compared to CHF 7.2 billion in first quarter. The main drivers were strong inflows into equity funds and asset allocation funds in Europe and the Americas.

The gross margin was 39 basis points in second quarter 2005, a decrease of 2 basis points, due to lower performance fees on alternative funds.

Investment capabilities and performance

Global equity markets were positive over the quarter in local currency terms. The key theme was the sustained high price for oil, which benefited energy and utility stocks. Healthcare companies also performed well because of their defensive, cash-generating qualities, while consumer stocks lagged. Our actively managed Global Equity composite outperformed benchmarks for the quarter, partly as a result of its underweight position in the underperforming materials sector. Our strong stock selection in healthcare and consumer staples contributed to performance while weak selection of industrials detracted from returns.

Financial Businesses
9 August 2005

Annualized
Composite	1 year	3 years	5 years	10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	+	–	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	–	–	–	+

Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (-) under benchmark. All after fees.

Global bond markets, led by the US market, rallied strongly in second quarter 2005. Despite evidence in the US of firm economic growth and rising inflation, markets appeared to focus on data that suggested underlying growth was slowing, which in turn would slow the pace of further rises in official US interest rates. Yield spreads between government and non-government investment grade markets were broadly unchanged quarter-on-quarter although spreads were volatile in the period before and after the credit rating downgrades of US car manufacturers General Motors and Ford. Our global fixed income portfolios trailed their benchmarks in second quarter, predominantly reflecting our underweight exposures to bond markets.

Asset allocation portfolios fell behind their benchmarks slightly in second quarter, with a positive security selection in the US and emerging equities offset by negative results in global (ex-US) equities and US bonds.
Our alternative and quantitative investment strategies fared well despite difficult market conditions for most hedge fund strategies in second quarter. The quarter began with extreme pressure on convertible bond valuations and other credit-related strategies, with conditions improving in May and June. In the single manager hedge fund business, currency and rates trading and long/short equity strategies produced strong performance on a relative and an absolute basis. Our multi-manager funds recorded positive returns.
Real estate continued to show excellent performance and growth in second quarter. Private real estate fund performance, particularly in the US and UK, has been driven by strong investor demand for property and improving operating performance. The publicly traded funds in Australia and Switzerland performed above their benchmarks over the last 12 months.

Results

Pre-tax profit for second quarter 2005 was CHF 220 million, down slightly from CHF 224 million in first quarter 2005. The result reflects the resilience of our diversified investment capabilities as the decline in revenue from performance-based revenues in the alternative and quantitative businesses was offset by higher management fees in traditional investments and increased fund services fees.

Operating income

Total operating income in second quarter 2005 was CHF 549 million, down from CHF 569 million in the previous quarter. The decrease was driven by lower performance fees, mainly in alternative investment products. This was mostly offset by higher asset-based management fees from traditional investments, reflecting continued strong net new money inflows, favorable market valuations and currency impacts as well as the first time inclusion of the Siemens real estate business in Germany. Institutional revenues totaled CHF 279 million in second quarter 2005, a decrease of CHF 21 million from CHF 300 million in first quarter, largely a result of lower performance fees from alternative and quantitative investments. Wholesale intermediary revenues were CHF 270 million in second quarter 2005, up from CHF 269 million in first quarter, a result of strong net new money inflows and the continuing shift into higher-margin assets, mostly offset by the fact that no performance fees were earned on alternative funds.

Operating expenses

Total operating expenses decreased to CHF 329 million in second quarter 2005, down from CHF 345 million a quarter earlier. Personnel expenses were CHF 210 million in second quarter 2005, down from CHF 251 million in first quarter 2005, largely a result of lower performance-based fees earned in second quarter. The decrease in personnel expenses was partly offset by higher general and administrative expenses, which were CHF 80 million in second quarter 2005, up from CHF 62 million in first quarter. The main drivers for this increase were the inclusion of the Siemens acquisition and impacts of the stronger US dollar as well as other general and administrative expenses. Net charges from other business units rose CHF 7 million to CHF 34 million in second quarter 2005, mainly because of higher charges for IT services.

Headcount

Headcount was 2,719 on 30 June 2005, up 16 or 1% from 2,703 on 31 March 2005, reflecting the integration of staff from the Siemens real estate business, partly offset by the reduction in headcount due to the global standardization of IT and operations and the restructuring activities in traditional investments.

Financial Businesses
9 August 2005

Investment Bank

In second quarter 2005, the Investment Bank posted a pre-tax profit of CHF 1,077 million, up 12% from the same period last year. Pre-goodwill, pre-tax profit was up 5%. Lower revenues in fixed income, rates and currencies were partly offset by very strong results in investment banking and a robust equities performance.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Equities	1,438	1,646	1,401	(13)	3	3,084	3,123

Fixed income, rates and currencies	1,643	2,222	1,999	(26)	(18)	3,865	4,594

Investment banking	599	465	510	29	17	1,064	971

Income	3,680	4,333	3,910	(15)	(6)	8,013	8,688

Adjusted expected credit loss [1]	10	8	(4)	25		18	(4)

Total operating income	3,690	4,341	3,906	(15)	(6)	8,031	8,684

Cash components	1,674	2,089	1,790	(20)	(6)	3,763	3,955

Share-based components	293	277	225	6	30	570	543

Total personnel expenses	1,967	2,366	2,015	(17)	(2)	4,333	4,498

General and administrative expenses	461	490	747	(6)	(38)	951	1,259

Services to / from other business units	143	142	45	1	218	285	89

Depreciation of property and equipment	29	28	63	4	(54)	57	113

Amortization of goodwill	0	0	64		(100)	0	128

Amortization of other intangible assets	13	12	9	8	44	25	18

Total operating expenses	2,613	3,038	2,943	(14)	(11)	5,651	6,105

Business Group performance before tax	1,077	1,303	963	(17)	12	2,380	2,579

Business Group reporting (continued)

	Quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Performance indicators

Compensation ratio (%) [2]	53	55	52			54	52

Cost / income ratio (%) [3]	71.0	70.1	75.3			70.5	70.3

Non-performing loans / gross loans (%)	0.2	0.2	0.4

Impaired loans / gross loans (%)	0.3	0.4	0.7

Average VaR (10-day 99%)	362	371	331	(2)	9

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						28.9	36.3

BIS risk-weighted assets (CHF million)	141,453	130,099	113,438	9	25

Goodwill (CHF million)	3,788	3,512	3,273	8	16

Adjusted regulatory capital (CHF million) [5]	17,933	16,522	14,617	9	23

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Deferral (included in adjusted expected credit loss) (CHF million)	40	33	19	21	111	73	39

Client assets (CHF billion)	161	153	142	5	13

Headcount (full-time equivalents)	17,005	16,764	15,530	1	9

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Personnel expenses / income.  3 Operating expenses / income.  4 Annualized Business Group performance before tax / adjusted regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

In second quarter 2005, the cost / income ratio was 71.0%, down from 75.3% in the same quarter a year earlier. The improvement was due to lower general and administrative expenses given the exceptionally high level of one-off operational risk costs recorded a year ago. In second quarter 2005, in contrast, we benefited from the release of previously made provisions. Goodwill amortization accounted for 1.7 percentage points of the ratio in second quarter 2004.

The compensation ratio for second quarter 2005 was 53%, up one percentage point from the same period a year earlier. This reflects higher levels of headcount and an increase in the charge for share-based compensation, driven by awards made in 2005 for the 2004 financial year, as compensation contained an increased proportion of stock. The compensation ratio was two percentage points lower than first quarter 2005.

Market risk for the Investment Bank, as measured by the average 10-day 99% VaR, was CHF 362 million, slightly down from the CHF 371 million seen in the previous quarter. Interest rate VaR, which is the largest contributor, increased in the quarter. The changes were driven by US dollar interest rate exposure, but credit spread exposure remained the dominant element. Equities VaR remained stable for most of the period, rising at the end of the quarter as a result of the pick-up in market activity. Higher average foreign exchange VaR was

Financial Businesses
9 August 2005

a result of increased market-making activity. Despite these individual increases, greater diversification among the risk types led to the reduction in total Investment Bank VaR.

At the end of second quarter, the Investment Bank’s outstanding loans stood at CHF 85.7 billion, up CHF 2.7 billion from CHF 83.0 billion on 31 March 2005. The non-performing loans to gross loans ratio remained unchanged at 0.2%. The impaired loans to gross loans ratio decreased to 0.3% from 0.4%.

The return on adjusted regulatory capital was 28.9% in first half 2005, down from 36.3% in the same period a year earlier. This reflects higher risk-weighted assets mainly due to an increase in lending activity combined with lower annualized pre-tax profit. Goodwill amortization accounted for 1.8 percentage points of the ratio in second quarter 2004.

Initiatives and achievements

Corporate clients

According to data from Dealogic, we ranked fourth in terms of our share of the global fee pool at the end of second quarter 2005 with a year-to-date market share of 5.3%, maintaining our fourth place but lowering our market share slightly from 5.4% in first quarter 2005.
As hedge funds are increasingly demanding corporate client services in addition to traditional institutional services, we announced the formation in July of the Alternative Capital Group to provide corporate finance coverage to the hedge fund community.

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the thirteenth consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses received a number of prestigious awards in second quarter. In the annual Thomson Extel survey, UBS took first place in four fixed income categories as well as in pan-European equity research, sales and trading. In the same survey, we came top for both trading/execution and research in the equity derivatives and structured products category. Also, for the third consecutive year, UBS topped an Institutional Investor magazine survey on the best research teams in Latin American securities.
Risk magazine cited UBS as number one in equity derivatives for 2005 and Corporate Finance magazine named us FX forecaster of the year. We were ranked second in Euromoney’s FX poll with a market share of 12.5% and third in Euromoney’s credit research poll.
In Asia, IFR Asia named UBS the best Asian securitization house of the decade. UBS was also ranked first in Institutional Investor’s 2005 All-Asia research survey for the fourth year in a row and second in Institutional Investor’s 2005 All-Japan research survey.

Significant deals

Mergers and acquisitions

Merger and acquisition activity has continued its strong recovery and the first half showed the highest deal volume since 2000. We participated in many of the most significant deals of second quarter 2005, including:
–	lead financial advisor to independent credit card issuer MBNA on its USD 35.2 billion merger with Bank of America
–	joint financial advisor to cable television company Adelphia Communications on its USD 17.6 billion sale to Time Warner and Comcast

Global Fee Pool Market Share

	Year to date		Year ended
	30.6.05	30.6.04	31.12.04	31.12.03

in %	5.3	5.1	5.1	4.9

Rank	4	7	5	7

Source: Dealogic

–	joint financial advisor and broker to ScottishPower on its USD 9.4 billion sale of PacifiCorp to MidAmerican Energy Holdings
–	exclusive financial advisor to Duke Energy on its USD 13.4 billion merger with Cinergy, a diversified energy company.

Equity underwriting

The second quarter ended strongly for the primary equity markets after a relatively quiet period in April and May. Underlying equity markets have been favorable and investor sentiment towards IPOs continues to improve. The strong end to second quarter has enabled UBS to finish first half 2005 as the leading equity capital markets house globally with a market share of 8.8%, according to data from Dealogic. Important transactions in the quarter included:
–	joint bookrunner on the EUR 2.4 billion sale of Deutsche Post shares by the German state through the Kreditanstalt für Wiederaufbau by way of an accelerated bookbuild
–	joint bookrunner on a USD 1.24 billion secondary offering of NAVTEQ, a navigation technology company
–	joint bookrunner on a USD 1.2 billion IPO of China COSCO Holdings, a Chinese shipping company.

Fixed income underwriting

Global investment grade corporate debt issuance slowed during the first half of the quarter, before rebounding in late May and June, led by financial institutions issuance. For first half 2005, global issuance was up 13% compared to the same period a year earlier, according to Thomson Financial. Key transactions included:
–	dealer manager for the Republic of Argentina’s USD 81.8 billion debt exchange offer, which contributed to S&P’s subsequent upgrade of the country’s long-term credit risk rating
–	joint bookrunner for a USD 1.0 billion perpetual non-call ten-year capital securities issue for Aegon, an insurance company
–	joint bookrunner on a USD 1.5 billion global issuance of three-year notes for Ford Motor Credit Corporation.

Results

Pre-tax profit in second quarter 2005 was CHF 1,077 million, up 12% from the same period last year. Pre-goodwill, pre-tax profit was up 5%. The result confirms our businesses’ ability to deliver consistently strong returns across varying market conditions. Excellent results in investment bank-

ing reflecting the strength of our corporate client franchise and resilient revenues from our equities business partly compensated for the shortfall in fixed income, rates and currencies revenues.

Compared to first quarter 2005, pre-tax profit was down 17%, due to lower results in fixed income, rates and currencies business as well as equities.

Operating income

Total operating income in second quarter 2005 was CHF 3,690 million, down 6% from the same quarter a year earlier.
The equities business posted revenues of CHF 1,438 million in second quarter 2005, up 3% from the same period in 2004. Prime brokerage had a strong quarter and performance in the derivatives business was solid, especially in Europe, aided by improved options volume early in the quarter. Income from secondary cash trading saw a moderate decrease on uncertain market conditions. Equity capital markets revenues fell significantly despite market share increases in most regions due to a lower level of issuance in the market. Compared to the strong first quarter 2005, revenues were down 13% due primarily to decreases in income from derivatives and secondary cash trading. Market conditions were difficult in April and May, with mixed economic signals and uncertain market trends, but improved towards the end of the quarter.
Fixed income, rates and currencies revenues were CHF 1,643 million in second quarter 2005. Compared to the result achieved in second quarter 2004, revenues were down 18%. Difficult trading conditions resulted in lower revenues in our credit fixed income and rates business lines. Revenues in the cash and collateral trading business rose, offsetting declines in foreign exchange trading. Results in the principal finance and commercial real estate business were flat com-

Financial Businesses
9 August 2005

pared to a year ago. Credit default swaps hedging our loan exposures recorded zero in revenues against positive revenues of CHF 12 million a year earlier. Compared to first quarter 2005, the second-best quarterly performance on record, fixed income, rates and currencies revenues were down 26%. Most major business lines had lower net revenues, with the exception of our foreign exchange and cash and collateral trading business, which was effectively flat quarter on quarter.

Investment banking revenues, at CHF 599 million in second quarter 2005, were up 17% from second quarter 2004, making it the best second quarter performance since 2001. Excluding the impact of currency movements and credit hedging costs, revenues increased 26%, driven by very strong growth in Europe and the Americas and solid growth in Asia Pacific. Compared to first quarter 2005, investment banking revenues were up 29%, reflecting our ability to take advantage of strong corporate activity levels, particularly in Europe, and participate in significant transactions in the Americas.

Operating expenses

Total operating expenses in second quarter 2005 were CHF 2,613 million, down 11% from the same period last year.
Personnel expenses were CHF 1,967 million. Compared to a year earlier, personnel expenses decreased by 2% as reduced accruals for cash bonuses, in line with lower revenues, were partially offset by a rise in headcount. Share-based compensation was up 30% from the prior year, mainly reflecting the increase in award value, mostly due to shares granted in 2005 as part of compensation for the financial year 2004.
General and administrative expenses declined 38% to CHF 461 million in second quarter 2005 from the same period last year, driven by a reduction in operational risk costs. While a year ago we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business and an increase of other operational provisions, this quarter we benefited from the reversal of provisions previously made.

Depreciation expense was CHF 29 million, down 54% on second quarter 2004 due to the transfer of further IT infrastructure functions into our central ITI unit in Corporate Center.

Headcount

Headcount was 17,005 on 30 June 2005, rising by 241 or 1% from the end of first quarter 2005 and by 1,475 or 9% from the same period a year earlier. Staffing increases were mainly in support, operations and control functions to keep pace with business expansion and continued investment in our infrastructure.

Wealth Management USA

In second quarter 2005, Wealth Management USA’s pre-tax profit was CHF 133 million, 8% lower than the CHF 144 million in first quarter 2005. Before acquisition costs, pre-tax profit was down 2% from first quarter 2005. On the same basis, but in US dollars, the operating result fell 7% in second quarter 2005 from the previous quarter.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Private client revenues	1,267	1,276	1,222	(1)	4	2,543	2,528

Municipal finance revenues	116	64	100	81	16	180	186

Net goodwill funding [1]	(51)	(46)	(47)	(11)	(9)	(97)	(93)

Income	1,332	1,294	1,275	3	4	2,626	2,621

Adjusted expected credit loss [2]	(1)	(1)	(1)	0	0	(2)	(4)

Total operating income	1,331	1,293	1,274	3	4	2,624	2,617

Cash components	868	828	861	5	1	1,696	1,765

Share-based components	36	34	33	6	9	70	66

Total personnel expenses	904	862	894	5	1	1,766	1,831

General and administrative expenses	201	194	208	4	(3)	395	400

Services to / from other business units	64	66	78	(3)	(18)	130	163

Depreciation of property and equipment	16	16	16	0	0	32	36

Amortization of goodwill	0	0	50		(100)	0	100

Amortization of other intangible assets	13	11	28	18	(54)	24	55

Total operating expenses	1,198	1,149	1,274	4	(6)	2,347	2,585

Business Group performance before tax	133	144	0	(8)		277	32

Acquisition costs

Net goodwill funding [1]	51	46	47	11	9	97	93

Retention payments	0	0	47		(100)	0	99

Amortization of goodwill	0	0	50		(100)	0	100

Amortization of other intangible assets	13	11	28	18	(54)	24	55

Total acquisition costs	64	57	172	12	(63)	121	347

1 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.  2 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).

Financial Businesses
9 August 2005

Business Group reporting (continued)

	Quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Performance indicators

Invested assets (CHF billion)	725	667	652	9	11

Net new money (CHF billion) [1]	0.8	5.8	2.2			6.6	5.0

Interest and dividend income (CHF billion) [2]	4.7	4.1	3.6	15	31	8.8	7.4

Gross margin on invested assets (bps) [3]	77	79	78	(3)	(1)	78	81

Cost / income ratio (%) [4]	89.9	88.8	99.9			89.4	98.6

Recurring income (CHF million) [5]	717	663	628	8	14	1,380	1,232

Financial advisor productivity (CHF thousand) [6]	170	171	165	(1)	3	341	336

Capital return and BIS data

Return on adjusted regulatory capital (%) [7]						10.0	1.2

BIS risk-weighted assets (CHF million)	19,885	17,844	19,250	11	3

Goodwill (CHF million)	4,173	3,899	3,243	7	29

Adjusted regulatory capital (CHF million) [8]	6,162	5,683	5,168	8	19

Additional information	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Client assets (CHF billion)	766	703	696	9	10

Headcount (full-time equivalents)	17,501	17,351	17,087	1	2

Financial advisors (full-time equivalents)	7,474	7,403	7,360	1	2

1 Excludes interest and dividend income. 2 For purposes of comparison with US peers. 3 Income (annualized) / average invested assets. 4 Operating expenses / income. 5 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees. 6 Private client revenues / average number of financial advisors. 7 Annualized Business Group performance before tax / adjusted BIS capital year-to-date average. 8 10% of BIS Risk-weighted assets plus goodwill.

Performance indicators

Invested assets were CHF 725 billion on 30 June 2005, up 9% from CHF 667 billion on 31 March 2005. In US dollar terms, invested assets increased 2% in the quarter, reflecting a positive market performance, and a slightly positive inflow of net new money. Compared to second quarter a year earlier, invested assets were up 11%. In US dollar terms, they have risen 8% in the past year, reflecting the inflow of net new money and positive market performance.

The inflow of net new money in second quarter 2005 was CHF 0.8 billion compared to CHF 5.8 billion in first quarter 2005, with the decline partially related to outflows attributable to April tax payments.
Including interest and dividends, net new money in second quarter 2005 was CHF 5.5 billion, down from CHF 9.9 billion in first quarter 2005 and CHF 5.8 billion in second quarter 2004.
The gross margin on invested assets was 77 basis points in second quarter 2005, down from 79 basis points in first quarter 2005.

The cost/income ratio was 89.9% in second quarter 2005, up from 88.8% in first quarter. In US dollar terms, the increase was primarily due to lower transactional revenues, which were not fully offset by declining expenses.

Recurring income, including interest income as well as asset-based fees for portfolio management and fund distribution, account-based and advisory fees, stood at CHF 717 million in second quarter 2005, up 8% from CHF 663 million in first quarter 2005. Excluding the effects of currency fluctuations, recurring income increased 2% in second quarter to another record high, driven by rising asset levels in managed account products and higher net interest income from our lending business. In US dollar terms, recurring income was 16% higher than the same period last year, representing more than half of total revenues in the period. Flows into managed account products totaled USD 2.8 billion in second quarter 2005.
Productivity per advisor declined slightly to CHF 170,000 in second quarter 2005 from CHF 171,000 in first quarter, reflecting a decline in transaction-related revenues and a higher number of trainee financial advisors. Financial advisor headcount was 7,474 on 30 June 2005, up 71 from 7,403 on 31 March 2005. We continue to invest in recruiting and training, with our primary aim remaining the hiring of talented and highly productive financial advisors.

Initiatives and achievements

Helping baby boomers ease into retirement

With 78 million baby boomers expected to retire over the next decade, we have started a program that helps our clients shift their retirement plan assets (such as those held in 401ks) into Individual Retirement Accounts (IRAs).
As increasing numbers of investors retire, annual distributions from qualified plans into IRAs in the US are projected to hit more than USD 400 billion by 2010. At the same time, lengthening life expectancies are giving rise to a new set of investor needs in planning for and managing wealth during retirement, with a growing segment of investors actively seeking guidance on retirement income and wealth transfer issues as they move from accumulating to preserving their wealth.
Our program provides our financial advisors with advanced training on retirement issues. We also support them with retirement income and distribution specialists, as well as other tools and resources, to provide appropriate wealth management solutions for our clients’ needs. Although we are still in the early stages of our initiative, the financial advisors who have completed the training believe it will provide invaluable help to clients nearing retirement.

Industry leader in pricing transparency

In April, we were the first firm on Wall Street to provide every client with a new brochure that explains in detail how we price all our services and products. Titled “Information About Your Relationship With Us”, we believe the brochure will help us build a stronger bond of trust with our clients – as trans-

Financial Businesses
9 August 2005

parency and full disclosure are essential to the continuing strength of the relationships between our advisors and their clients.
Approximately two million of our clients received the brochure with their April statements. The brochure is available on the UBS website and is now included in all new client kits. It will be reviewed and updated on our website at least annually.

Results

Because our business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by the movements of the US dollar against the Swiss franc. In second quarter 2005, the US dollar’s average rate appreciated 6% against the Swiss franc.

Pre-tax profit was CHF 133 million in second quarter 2005, down from CHF 144 million in first quarter 2005. Before acquisition costs, pre-tax profit in second quarter decreased 2%. In US dollar terms, our performance was 7% lower, reflecting the impact of an 11% decline in transactional revenue partly offset by higher recurring income and an improvement in municipal finance revenues, reflecting a higher number of lead managed transactions and more derivative deals.

Operating income

Total operating income in second quarter 2005 was CHF 1,331 million. Before acquisition costs, it was up 3% from first quarter 2005. In US dollar terms, our operating income was 3% lower, reflecting declining transactional revenue. The operating income result in first quarter 2005 also contained some non-recurring gains on financial participations. Those developments were partially offset by a 72% increase in municipal finance revenues in US dollar terms, reflecting a higher number of lead managed transactions and more derivative deals. Recurring income was 2% higher in US dollar terms.

Operating expenses

In second quarter 2005, total operating expenses were CHF 1,198 million, up 4% from first quarter 2005. Excluding acquisition costs, operating expenses were up 4% in Swiss franc terms and down 2% in US dollar terms.
Personnel expenses, at CHF 904 million, increased 5% from first quarter 2005. In US dollar terms, overall personnel expenses were down 1%. Performance-related compensation declines were largely offset by higher salary expenses relating to additional trainee headcount as well as increased non-financial advisor headcount.
Non-personnel expenses increased 2% to CHF 294 million in second quarter 2005. Excluding acquisition costs and in US dollar terms, non-personnel expenses were 4% lower, primarily due to lower technology expenses.

Headcount

Headcount was 17,501 on 30 June 2005, up 150 from 31 March 2005. This reflects an increase in the number of financial advisors, mainly trainees and a 1% rise in non-financial advisor staff, evenly spread across a number of functions.

Corporate Center

Corporate Center recorded a pre-tax loss of CHF 159 million in second quarter 2005, compared to a pre-tax profit of CHF 110 million in first quarter 2005 and CHF 133 million in second quarter 2004.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Income	341	474	410	(28)	(17)	815	709

Credit loss (expense) / recovery[1]	31	112	141	(72)	(78)	143	163

Total operating income	372	586	551	(37)	(32)	958	872

Cash components	353	344	260	3	36	697	544

Share-based components	37	25	17	48	118	62	38

Total personnel expenses	390	369	277	6	41	759	582

General and administrative expenses	327	291	306	12	7	618	653

Services to / from other business units	(427)	(420)	(391)	(2)	(9)	(847)	(796)

Depreciation of property and equipment	236	230	204	3	16	466	403

Amortization of goodwill	0	0	19		(100)	0	37

Amortization of other intangible assets	5	6	3	(17)	67	11	9

Total operating expenses	531	476	418	12	27	1,007	888

Business Group performance before tax	(159)	110	133			(49)	(16)

Additional information	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

BIS risk-weighted assets (CHF million)	10,368	11,183	12,877	(7)	(19)

Headcount (full-time equivalents)	5,417	5,365	5,174	1	5

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Financial Businesses
9 August 2005

Private Banks & GAM

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Income	292	293	279	0	5	585	567

Adjusted expected credit loss [1]	(5)	(5)	0	0		(10)	0

Total operating income	287	288	279	0	3	575	567

Cash components	109	107	107	2	2	216	210

Share-based components	2	3	1	(33)	100	5	4

Total personnel expenses	111	110	108	1	3	221	214

General and administrative expenses	43	39	41	10	5	82	84

Services to / from other business units	2	3	3	(33)	(33)	5	6

Depreciation of property and equipment	6	7	5	(14)	20	13	10

Amortization of goodwill	0	0	19		(100)	0	37

Amortization of other intangible assets	2	1	0	100		3	1

Total operating expenses	164	160	176	3	(7)	324	352

Business Unit performance before tax	123	128	103	(4)	19	251	215

Performance indicators

Invested assets (CHF billion)	101	95	94	6	7

Net new money (CHF billion) [2]	(0.1)	0.3	2.5			0.2	8.9

Cost / income ratio (%) [3]	56.2	54.6	63.1			55.4	62.1

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						81.6	61.9

BIS risk-weighted assets (CHF million)	2,924	2,846	2,906	3	1

Goodwill (CHF million)	349	326	389	7	(10)

Adjusted regulatory capital (CHF million) [5]	641	611	680	5	(6)

Additional information	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Client assets (CHF billion)	102	96	95	6	7

Headcount (full-time equivalents)	1,657	1,662	1,623	0	2

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business units (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses / income.  4 Annualized Business Unit performance before tax / adjusted regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

Private Banks & GAM posted a net new money outflow of CHF 0.1 billion in second quarter 2005, down from the CHF 0.3 billion inflow recorded in first quarter. The Private Banks reported net inflows of invested assets. GAM saw some redemptions from its funds, partially offset by inflows from institutions.

Invested assets on 30 June 2005 were CHF 101 billion, up 6% from CHF 95 billion on 31 March 2005, as levels benefited from positive market performance and the appreciation of the US dollar against the Swiss franc.

Results

In second quarter 2005, pre-tax profit was CHF 123 million, down from CHF 128 million in the previous quarter. Total operating income, at CHF 287 million in second quarter 2005, was virtually unchanged from first quarter, reflecting a small decline in the Private Banks’ revenues partly offset by higher revenues at GAM, which benefited from the higher value of its asset base.

Total operating expenses rose to CHF 164 million in second quarter 2005, up slightly from CHF 160 million in first quarter, mainly due to an increase in general and administrative expenses related to legal costs.

Headcount

Headcount was 1,657 on 30 June 2005, a slight decrease from 1,662 on 31 March 2005.

Financial Businesses
9 August 2005

Corporate Functions

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Income	49	181	131	(73)	(63)	230	142

Credit loss (expense) / recovery [1]	36	117	141	(69)	(74)	153	163

Total operating income	85	298	272	(71)	(69)	383	305

Cash components	244	237	153	3	59	481	334

Share-based components	35	22	16	59	119	57	34

Total personnel expenses	279	259	169	8	65	538	368

General and administrative expenses	284	252	265	13	7	536	569

Services to / from other business units	(429)	(423)	(394)	(1)	(9)	(852)	(802)

Depreciation of property and equipment	230	223	199	3	16	453	393

Amortization of goodwill	0	0	0			0	0

Amortization of other intangible assets	3	5	3	(40)	0	8	8

Total operating expenses	367	316	242	16	52	683	536

Business Unit performance before tax	(282)	(18)	30			(300)	(231)

Additional information	As at			% change from
	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

BIS risk-weighted assets (CHF million)	7,444	8,337	9,971	(11)	(25)

Headcount excluding IT Infrastructure (ITI) (full-time equivalents)	1,273	1,235	1,181	3	8

Headcount for ITI (full-time equivalents)	2,487	2,468	2,370	1	5

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Results

Corporate Functions recorded a pre-tax loss of CHF 282 million in second quarter 2005, compared to a pre-tax gain of CHF 30 million in the same quarter a year earlier.

Operating income

Total operating income fell to CHF 85 million in second quarter 2005, down from CHF 272 million a year ago, mainly reflecting lower credit loss recoveries. Income also decreased due to a timing effect related to cash flow hedge ineffectiveness, causing a net unrealized loss this quarter in contrast to an unrealized gain in the same quarter a year earlier. This was partially offset by gains in corporate real estate.
Credit loss recoveries were down this quarter from a year earlier. The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In second quarter 2005, UBS recorded a credit loss recovery of CHF 69 million, compared to a recovery of CHF 128 million in second quarter 2004. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in Corporate Functions of CHF 36 million in second quarter 2005 and CHF 141 million in the same period a year ago.

Operating expenses

At CHF 367 million in second quarter 2005, total operating expenses increased 52% from CHF 242 million a year earlier. Personnel expenses increased 65% to CHF 279 million from CHF 169 million in second quarter 2004. This was driven by higher accruals for performance-related compensation as well as the integration of IT infrastructure functions, particularly the integration of services previously provided by Perot Systems to the Investment Bank. All ITI-related personnel expenses were charged to UBS’s business groups. In the same period, general and administrative expenses increased 7% to CHF 284 million due to the ongoing build-up of our UBS-wide offshoring function (for more details please see page 6 of this quarterly report) and branding costs. Other businesses were charged CHF 429 million for services provided by Corporate Functions in second quarter 2005, compared to CHF 394 million in the same period a year ago. This was driven by the further IT infrastructure integration, partially offset by lower insurance-related charges.

IT infrastructure

Our Information Technology Infrastructure unit (ITI) has made considerable progress since it started operating in second quarter 2004. The information technology infrastructure cost per full-time employee decreased to CHF 6,623 from CHF 7,293 in second quarter 2004. The second quarter 2004 numbers have been adjusted to reflect the further integration of IT infrastructure functions from the Investment Bank at the start of first quarter 2005. The considerable cost savings we have achieved to date reflect the effects of managing our information technology infrastructure in a more integrated ands entrepreneurial way. In coming quarters, we expect additional savings.

Headcount

Corporate Functions headcount was 3,760 on 30 June 2005, up 57 from 31 March 2005, reflecting increases in ITI head-count as well as in various corporate center functions driven by enhanced regulatory requirements.

Industrial Holdings

Industrial Holdings
9 August 2005

Industrial Holdings

Income statement

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Revenues from industrial holdings	2,564	2,618	709	(2)	262	5,182	1,665

Other income	66	249	79	(73)	(16)	315	214

Total operating income	2,630	2,867	788	(8)	234	5,497	1,879

Personnel expenses	331	361	197	(8)	68	692	477

General and administrative expenses	178	194	187	(8)	(5)	372	451

Services to / from other business units	5	2	5	150	0	7	11

Depreciation of property and equipment	65	70	34	(7)	91	135	89

Amortization of goodwill	0	0	0			0	3

Amortization of other intangible assets	47	49	4	(4)		96	7

Goods and materials purchased	1,833	1,836	283	0	548	3,669	671

Total operating expenses	2,459	2,512	710	(2)	246	4,971	1,709

Operating profit from continuing operations before tax	171	355	78	(52)	119	526	170

Tax expense	32	90	11	(64)	191	122	64

Net profit from continuing operations	139	265	67	(48)	107	404	106

Net profit / (loss) from discontinued operations	(49)	(7)	33	(600)		(56)	18

Net profit	90	258	100	(65)	(10)	348	124

Net profit / (loss) attributable to minority interests	54	60	(3)	(10)		114	(8)

Net profit attributable to UBS shareholders	36	198	103	(82)	(65)	234	132

Private Equity [1]
	As at			% change from
CHF billion	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Investment [2]	1.2	1.2	1.4	0	(14)

Portfolio fair value	1.6	1.5	1.8	7	(11)

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Cost / income ratio (%) [3]	93.5	87.6	90.1			90.4	91.0

BIS risk-weighted assets (CHF million)	2,748	2,606	2,015	5	36

Headcount (full-time equivalents)	27,103	29,990	27,160	(10)	0

1 Only comprises financial investments available-for-sale.  2 Historical cost of investments made, less divestments and impairments.  3 Operating expenses / operating income.

Major participations

Starting in first quarter 2005, our private equity investments were reported as part of the Industrial Holdings segment, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The segment also includes UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is a 59.3% interest in the Atel Group (Aare-Tessin Ltd. for Electricity). Atel, based in Olten, Switzerland, is a European energy provider focused on electricity trading and marketing, domestic and international power generation, electricity transmission and energy services. Motor-Columbus was consolidated into UBS’s accounts at the beginning of third quarter 2004. This led to a revaluation of assets and liabilities. These are no longer comparable with those previously published in Motor-Columbus’s separate consolidated financial statements.

Results

In second quarter 2005, industrial holdings reported a net profit of CHF 90 million, of which CHF 36 million was attributable to UBS shareholders.

At the end of second quarter 2005, we sold one of our private equity investments previously fully consolidated according to IAS 27. The performance of this divested company and the loss from its divestment is presented under “Net profit/loss from discontinued operations” in the Group income statement.
Private equity treated as “Financial investments available-for-sale” realized divestment gains of CHF 124 million in second quarter 2005, with writedowns totaling CHF 14 million.
The level of these investments was unchanged at CHF 1.2 billion on 30 June 2005 compared to three months earlier as exits were offset by the funding of existing commitments. The fair value of this part of the portfolio increased to CHF 1.6 billion in second quarter 2005 from CHF 1.5 billion in first quarter. Unfunded commitments on 30 June 2005 were CHF 668 million, down from CHF 744 million at the end of March.

UBS in negotiations to sell its entire Motor-Columbus stake

At the beginning of August, we announced that we were in negotiations with a group of companies to sell our 55.6% stake in Motor-Columbus.
The Swiss minority shareholders of Motor-Columbus’s core holding Atel,
EOS Holding and Atel as well as other Swiss electricity companies are taking part in the negotiations. French utility EDF, currently a minority shareholder of Motor-Columbus, is also considering participating.
Such a sale of the UBS stake in Motor-Columbus would create the opportunity to build a leading Swiss-European energy company with Swiss majority ownership. Negotiations are still in progress.

Balance Sheet & Capital Management

Balance Sheet & Capital Management
9 August 2005

Balance Sheet

UBS’s total assets stood at CHF 2,091 billion on 30 June 2005, up from CHF 1,839 billion on 31 March 2005. Approximately a third of the CHF 252 billion rise was prompted by the strengthening of a number of major currencies against the Swiss franc. Derivative replacement values rose CHF 100.8 billion due to the flattening of the yield curves in all major currencies, the appreciation of the US dollar and new trading positions. Further increases were registered in collateral trading (CHF 79.2 billion), trading assets (CHF 59.1 billion) and, to a lesser extent, the loan book (CHF 7.0 billion).

Lending and borrowing

Our loans to customers position increased to CHF 255.4 billion on 30 June 2005, up by CHF 7.0 billion from 31 March 2005. This is mainly the result of higher levels of collateralized lending to Wealth Management clients outside Switzerland as well as mortgages in Switzerland. The Wealth Management International unit also acquired an additional CHF 28.6 billion in client deposits, partly due to the integration of acquisitions.

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 704.3 billion on 30 June 2005,

up by CHF 79.2 billion from 31 March 2005. This includes the effect of some netting between asset and liability positions. On a gross basis, before allowable netting, the position increased by CHF 81.6 billion. The rise was driven by the fixed income matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that the market risk cancels out), primarily in high quality collateral reflecting higher client demand. We also saw higher flows in our prime brokerage platform.

Trading portfolio / derivative instruments

Between 31 March 2005 and 30 June 2005, trading assets rose by CHF 59.1 billion to CHF 653.8 billion, while the value of derivative instruments increased by CHF 100.8 billion to CHF 369.0 billion due to the flattening of the yield curves in all major currencies, the appreciation of the US dollar and new trading positions. Trading assets inventory in equities rose CHF 13.6 billion, while the value of debt instruments rose CHF 36.9 billion, mainly due to higher positions in government bonds, European commercial paper as well as mortgages and asset-backed securities. The remaining growth was mainly in traded loans as a consequence of expanding the US mortgage-backed securitization business (with the corresponding increase in debt issued).

Capital Management

We are committed to being one of the best-capitalized financial services firms in the world with sound capital ratios and strong debt ratings. Our strong capitalization allows us to invest in the growth of our businesses by making acquisitions or by growing organically. But absent any such opportunities, we will continue to return any excess capital to our shareholders through share buybacks or dividends, while maintaining our BIS Tier 1 ratio at its high level.

Risk-weighted assets stood at CHF 300.6 billion on 30 June 2005, up from CHF 286.0 billion on 31 March 2005. The majority of the increase was driven by the strengthening of major currencies, such as the US dollar and UK sterling, against the Swiss franc. Capital requirements also increased because of higher lending in our wealth management businesses around the world. To a lesser extent, capital requirements also increased because of the growth in lending in our Swiss mortgage business and to mortgage originators through our Investment Bank’s mortgage-backed securities business. Much of the increased lending activity is collateralized but nonetheless carries relatively high risk weightings under BIS rules, in some cases as high as for unsecured loans.
BIS Tier 1 capital rose to CHF 36.7 billion on 30 June 2005 from CHF 32.8 billion on 31 March 2005. The increase reflects strong profitability in second quarter, combined with positive currency translation effects and the EUR 1 billion of perpetual preferred securities issued in April, more than offsetting our ongoing share buybacks for cancellation. Our BIS Tier 1 ratio increased to 12.2% at the end of June from 11.5% at the end of March.

Buyback program

We terminated our 2004 share buyback program on 4 March 2005, after repurchasing a total of 39,935,094 shares for an average price of CHF 88.72, representing a total cost of CHF 3,543 million. Following the approval at the Annual General Meeting on 21 April 2005, these shares were canceled on 8 July 2005.

We started a new buyback program on 8 March 2005, which will again lead to a cancellation of the repurchased shares. The program will allow us to repurchase up to CHF 5 billion in shares and runs until 7 March 2006. We will seek approval for the cancellation of shares bought back under this program at the Annual General Meeting in April 2006. Under the new program, we repurchased 6,050,000 shares in second quarter 2005 at an average price of CHF 100.16, representing a total cost of CHF 606 million. No shares were purchased under the new program in first quarter 2005.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
Our holding of own shares including treasury shares held in employee benefit trusts assigned to employees rose to 111,865,879, or 9.9% of shares issued, on 30 June 2005, from 103,890,943, or 9.2% of all issued, on 31 March 2005. The rise reflects 6,050,000 shares we purchased under the buyback program and a small increase of shares covering outstanding employee options.

BIS capital and ratios

	As at			% change from
CHF million, except where indicated	30.6.05	31.3.05	31.12.04	31.3.05	31.12.04

Risk-weighted assets	300,636	286,014	264,832	5	14

BIS Tier 1 capital	36,654	32,816	31,629	12	16

of which hybrid Tier 1 capital [1]	4,884	3,111	2,963	57	65

BIS total capital	41,757	37,197	36,444	12	15

Tier 1 (%)	12.2	11.5	11.9

of which hybrid Tier 1 capital (%) [1]	1.6	1.1	1.1

Total BIS (%)	13.9	13.0	13.8

1 Trust preferred securities.

UBS Shares and Market Capitalization

	As at			% change from
Number of shares, except where indicated	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Total ordinary shares issued	1,127,919,075	1,127,441,123	1,125,400,202	0	0

Second trading line treasury shares

2004 program	(39,935,094)	(39,935,094)	(14,905,094)

2005 program	(6,050,000)	0	0

Shares outstanding for market capitalization	1,081,933,981	1,087,506,029	1,110,495,108	(1)	(3)

Share price (CHF)	100.00	101.00	88.25	(1)	13

Market capitalization (CHF million)	108,193	109,838	98,001	(1)	10

Total treasury shares	111,865,879	103,890,943	96,925,623	8	15

Of the 111,865,879 held treasury shares, 45,985,094 were bought for cancellation whereas the other 65,880,785 mainly cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market maker in UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading ap-

proach can lead to fluctuations in the size of our direct holding of UBS shares.

On 8 July 2005, our holding of own shares as calculated in accordance with the definitions under the Swiss Federal Act on Stock Exchanges and Securities Trading (without shares held in employee benefit trusts) fell to 60,855,443 or 5.6% of UBS shares, reflecting the abovementioned cancellation of shares bought back under the 2004 share buyback program.

Financial Statements

Financial Statements
9 August 2005

Financial Statements

Income Statement (unaudited)

		Quarter ended			% change from		Year to date
CHF million, except per share data	Note	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Operating income

Interest income	3	15,576	12,574	9,767	24	59	28,150	19,318

Interest expense	3	(13,356)	(9,884)	(6,903)	35	93	(23,240)	(13,429)

Net interest income		2,220	2,690	2,864	(17)	(22)	4,910	5,889

Credit loss (expense) / recovery		69	137	128	(50)	(46)	206	130

Net interest income after credit loss expense		2,289	2,827	2,992	(19)	(23)	5,116	6,019

Net fee and commission income	4	5,380	5,155	4,856	4	11	10,535	9,883

Net trading income	3	1,586	1,936	1,363	(18)	16	3,522	3,337

Other income	5	192	435	297	(56)	(35)	627	539

Revenues from industrial holdings		2,564	2,618	709	(2)	262	5,182	1,665

Total operating income		12,011	12,971	10,217	(7)	18	24,982	21,443

Operating expenses

Personnel expenses	6	5,057	5,440	4,746	(7)	7	10,497	10,120

General and administrative expenses	7	1,683	1,651	1,923	2	(12)	3,334	3,691

Depreciation of property and equipment		389	382	356	2	9	771	714

Amortization of goodwill		0	0	183		(100)	0	366

Amortization of other intangible assets		80	80	46	0	74	160	94

Goods and materials purchased		1,833	1,836	283	0	548	3,669	671

Total operating expenses		9,042	9,389	7,537	(4)	20	18,431	15,656

Operating profit from continuing operations before tax		2,969	3,582	2,680	(17)	11	6,551	5,787

Tax expense		627	742	560	(15)	12	1,369	1,283

Net profit from continuing operations		2,342	2,840	2,120	(18)	10	5,182	4,504

Net profit / (loss) from discontinued operations		(49)	(7)	33	(600)		(56)	18

Net profit		2,293	2,833	2,153	(19)	7	5,126	4,522

Net profit attributable to minority interests		146	208	110	(30)	33	354	202

Net profit attributable to UBS shareholders		2,147	2,625	2,043	(18)	5	4,772	4,320

Basic earnings per share (CHF)	8	2.10	2.60	1.96	(19)	7	4.70	4.12

from continuing operations		2.15	2.60	1.93	(17)	11	4.75	4.11

from discontinued operations		(0.05)	0.00	0.03			(0.05)	0.01

Diluted earnings per share (CHF)	8	2.01	2.48	1.84	(19)	9	4.48	3.92

from continuing operations		2.06	2.48	1.81	(17)	14	4.53	3.90

from discontinued operations		(0.05)	0.00	0.03			(0.05)	0.02

Balance Sheet (unaudited)

% change from
CHF million	30.6.05	31.3.05	31.12.04	31.12.04

Assets

Cash and balances with central banks	3,653	5,258	6,036	(39)

Due from banks	46,637	42,435	35,419	32

Cash collateral on securities borrowed	296,235	251,015	220,242	35

Reverse repurchase agreements	408,062	374,065	357,164	14

Trading portfolio assets	478,599	436,588	389,487	23

Trading portfolio assets pledged as collateral	175,189	158,128	159,115	10

Positive replacement values	369,031	268,278	284,577	30

Financial instruments designated at fair value	1,306	1,382	653	100

Loans	255,418	248,415	232,167	10

Financial investments	4,780	4,076	4,188	14

Accrued income and prepaid expenses	7,814	6,657	6,309	24

Investments in associates	2,492	2,561	2,675	(7)

Property and equipment	9,145	9,405	9,510	(4)

Goodwill and other intangible assets	13,648	12,672	12,201	12

Other assets	19,053	17,888	17,375	10

Total assets	2,091,062	1,838,823	1,737,118	20

Liabilities

Due to banks	125,677	132,998	120,026	5

Cash collateral on securities lent	81,044	72,240	61,545	32

Repurchase agreements	534,006	447,062	422,587	26

Trading portfolio liabilities	174,645	176,623	171,033	2

Negative replacement values	397,888	285,602	303,712	31

Financial liabilities designated at fair value	79,550	73,514	65,756	21

Due to customers	421,580	393,033	376,076	12

Accrued expenses and deferred income	13,963	11,025	15,040	(7)

Debt issued	162,423	150,765	117,856	38

Other liabilities	54,866	52,215	44,120	24

Total liabilities	2,045,642	1,795,077	1,697,751	20

Equity

Share capital	902	902	901	0

Share premium account	9,443	9,107	9,231	2

Net gains / (losses) not recognized in the income statement, net of tax	(625)	(1,677)	(2,081)	70

Revaluation reserve from step acquisitions, net of tax	90	90	90	0

Retained earnings	38,668	39,626	37,001	5

Equity classified as obligation to purchase own shares	(54)	(190)	(96)	44

Treasury shares	(10,422)	(9,728)	(11,105)	6

Equity attributable to UBS shareholders	38,002	38,130	33,941	12

Minority interests	7,418	5,616	5,426	37

Total equity	45,420	43,746	39,367	15

Total liabilities and equity	2,091,062	1,838,823	1,737,118	20

Financial Statements
9 August 2005

Statement of Changes in Equity (unaudited)

	For the six-month period ended
CHF million	30.6.05	30.6.04

Issued and paid up share capital

Balance at the beginning of the period	901	946

Issue of share capital	1	1

Cancellation of second trading line treasury shares		(47)

Balance at the end of the period	902	900

Share premium

Balance at the beginning of the period, restated	9,231	7,595

Premium on shares issued and warrants exercised	148	128

Net premium / (discount) on treasury share and own equity derivative activity	57	1,350

Employee share and share option plans	7	2

Balance at the end of the period	9,443	9,075

Net gains / (losses) not recognized in the income statement, net of taxes

Foreign currency translation

Balance at the beginning of the period, restated	(2,520)	(1,694)

Movements during the period	1,712	33

Subtotal – balance at the end of the period	(808)	(1,661)

Net unrealized gains / (losses) on available-for-sale investments, net of taxes

Balance at the beginning of the period, restated	761	399

Net unrealized gains / (losses) on available-for-sale investments	230	338

Impairment charges reclassified to the income statement	42	93

Realized gains reclassified to the income statement	(207)	(256)

Realized losses reclassified to the income statement	27	6

Subtotal – balance at the end of the period	853	580

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes

Balance at the beginning of the period	(322)	(144)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(505)	(24)

Net realized (gains) / losses reclassified to the income statement	157	(19)

Subtotal – balance at the end of the period	(670)	(187)

Balance at the end of the period	(625)	(1,268)

Revaluation reserve from step acquisitions, net of taxes

Balance at the beginning of the period	90	0

Movements during the period	0	0

Balance at the end of the period	90	0

Retained earnings

Balance at the beginning of the period, restated	37,001	36,259

Net profit for the period	4,772	4,320

Dividends paid	(3,105)	(2,806)

Cancellation of second trading line treasury shares	0	(4,469)

Balance at the end of the period	38,668	33,304

Equity classified as obligation to purchase own shares

Balance at the beginning of the period, restated	(96)	(49)

Net movements	42	(36)

Balance at the end of the period	(54)	(85)

Statement of Changes in Equity (continued)

	For the six-month period ended
CHF million	30.6.05	30.6.04

Treasury shares, at cost

Balance at the beginning of the period, restated	(11,105)	(9,654)

Acquisitions	(2,935)	(6,181)

Disposals	3,618	2,760

Cancellation of second trading line treasury shares	0	4,516

Balance at the end of the period	(10,422)	(8,559)

Equity attributable to UBS shareholders	38,002	33,367

Minority interests

Balance at the beginning of the period, restated	5,426	3,879

Issuance of preferred securities	1,539	0

Other increases	27	55

Decreases and dividend payments	(359)	(205)

Foreign currency translation	431	9

Minority interest in net profit	354	202

Balance at the end of the period	7,418	3,940

Total equity	45,420	37,307

Financial Statements
9 August 2005

Statement of Cash Flows (unaudited)

	For the six-month period ended
CHF million	30.6.05	30.6.04

Cash flow from / (used in) operating activities

Net profit	5,126	4,522

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	775	728

Amortization of goodwill and other intangible assets	160	461

Credit loss expense / (recovery)	(206)	(130)

Equity in income of associates	(83)	(94)

Deferred tax expense / (benefit)	43	255

Net loss / (gain) from investing activities	(480)	(291)

Net loss / (gain) from financing activities	567	97

Net (increase) / decrease in operating assets:

Net due from / to banks	1,229	6,592

Reverse repurchase agreements and cash collateral on securities borrowed	(126,891)	(61,861)

Trading portfolio and net replacement values	(73,137)	(10,162)

Loans / due to customers	22,459	(2,336)

Accrued income, prepaid expenses and other assets	(3,044)	(8,649)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	130,918	48,037

Accrued expenses and other liabilities	10,966	22,629

Income taxes paid	(1,301)	(752)

Net cash flow from / (used in) operating activities	(32,899)	(954)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(392)	(852)

Disposal of subsidiaries and associates	631	279

Purchase of property and equipment	(665)	(677)

Disposal of property and equipment	301	478

Net (investment in) / divestment of financial investments	(489)	399

Net cash flow from / (used in) investing activities	(614)	(373)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	29,768	22,494

Net movements in treasury shares and own equity derivative activity	895	(2,435)

Capital issuance	1	1

Dividends paid	(3,105)	(2,806)

Issuance of long-term debt, including financial liabilities designated at fair value	34,269	34,846

Repayment of long-term debt, including financial liabilities designated at fair value	(12,258)	(16,779)

Increase in minority interests	1,546	55

Dividend payments to / purchase from minority interests	(359)	(205)

Net cash flow from / (used in) financing activities	50,757	35,171

Effects of exchange rate differences	6,412	947

Net increase / (decrease) in cash and cash equivalents	23,656	34,791

Cash and cash equivalents, beginning of the period	87,091	73,356

Cash and cash equivalents, end of the period	110,747	108,147

Cash and cash equivalents comprise:

Cash and balances with central banks	3,653	6,543

Money market paper [1]	64,766	65,988

Due from banks maturing in less than three months	42,328	35,616

Total	110,747	108,147

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,347 million and CHF 11,095 million were pledged on 30 June 2005 and 30 June 2004, respectively.

Cash paid for interest was CHF 18,547 million and CHF 10,877 million during first half 2005 and first half 2004, respectively.

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These “Financial Statements” are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim “Financial Statements”, the same accounting principles and methods of computation are applied as in the “Financial Statements” on 31 December 2004 and for the year then ended except for the changes set out below. The interim “Financial Statements” are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim “Financial Statements” should be read in conjunction with the audited “Financial Statements” included in the UBS Financial Report 2004.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the “Financial Statements” when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies

Private equity investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements, and revised IAS 28 Investments in Associates.
IAS 27 has been amended to eliminate the exemption from consolidating a subsidiary where control is exercised temporarily. Private equity investments where UBS owns a controlling interest are now consolidated whereas they were previously classified and accounted for as “Financial investments available-for-sale”. The adoption was made retrospectively on 1 January 2003 and comparative prior periods presented are restated. The effect of consolidating these investments is as follows: per 1 January 2003, opening equity including minority interests is reduced by CHF 723 million, representing the difference between the carrying value as financial investments available-for-sale and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion per 31 Decem-

ber 2004 and 2003, respectively. Significant balance sheet line items affected included property and equipment, intangible assets, goodwill and other assets. These investments generated additional operating income of CHF 3.7 billion and CHF 3.8 billion in 2004 and 2003, respectively and additional net profit attributable to UBS shareholders of CHF 142 million and CHF 74 million in 2004 and 2003, respectively. In the comparative second quarter 2004, additional operating income was CHF 0.7 billion and additional net profit attributable to UBS shareholders was CHF 64 million.

IAS 28 has been likewise amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has a significant influence are now accounted for using the equity method whereas they were previously classified and accounted for as “Financial investments available-for-sale”. The adoption was made retrospectively on 1 January 2003 and comparative prior periods presented are restated. Application of the equity method of accounting for these investments has the following effects: per 1 January 2003, opening equity is debited by CHF 266 million, representing the difference between the carrying value as “Financial investments available-for-sale” and the book value on the equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million on 31 December 2004 and 2003, respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003, respectively. Gains on sale recognized in 2004 and 2003 were CHF 1 million and zero, respectively. When accounted for as “Financial investments available-for-sale”, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003. In the comparative second quarter 2004, equity in income was CHF 10 million. No private equity investments accounted for using the equity method were sold in second quarter 2004.
These entities, along with all other investments made by the Private Equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, five of the newly consolidated investments held at 1 January 2003 were sold in second quarter 2004 or later and are presented as discontinued operations in the restated comparative prior periods in accordance with IFRS 5, which is discussed on the next page. Two investments were sold in second quarter 2004 for which a gain on sale of CHF 65 million was reported under the previous accounting method. On a restated basis, the net profit from discontinued operations related to these entities was

Financial Statements
9 August 2005

CHF 37 million in second quarter 2004. The restated net profit from all entities presented as discontinued operations in the comparative second quarter 2004 was CHF 33 million.

Share-based compensation

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that impact income statements commencing 1 January 2003. This includes all unvested equity settled awards and all outstanding cash settled awards on 1 January 2003. The effects of restatement are as follows: the opening balance of retained earnings per 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million was recognized in 2004 and 2003, respectively. For the comparative second quarter 2004, however, compensation expense was reduced by CHF 41 million. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year which is generally the year prior to grant. The reason for the zero impact in 2004 was that a significantly higher amount of bonus payments were made in the form of restricted stock rather than cash in 2004 compared to 2003. The reversal of compensation expense attributable to these share payments offsets the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS introduced a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier are not affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS will use implied and historical volatility as inputs to the new model.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity)

set up for the purposes of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: per 1 January 2003, no adjustment to opening retained earnings was made as assets and liabilities of the trust were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion on 31 December 2004 and 2003, respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million on 31 December 2004 and 2003, respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the numerator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share, as the additional treasury shares were fully added back for calculating diluted earnings per share.

Goodwill and intangible assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing per 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004 and CHF 784 million in 2003.
Intangible assets acquired in a business combination must be recognized separately from goodwill, if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria under the new standards have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to goodwill.

Insurance contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. It requires that insurance contracts that include a deposit component, are separated into the deposit and the insurance components. UBS adopted the new standard as of 1 January 2005. The adoption of this new standard did not have a material effect on the “Financial Statements”.

Non-current Assets held for sale and discontinued
operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the net profit or loss of discontinued operations and the after tax gain or loss recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations.

IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments met this definition and were reclassified as discontinued operations. UBS adopted the new standard on 1 January 2005 and restated comparative prior years 2004 and 2003. While the impact on the financial statements is not material, the income statement is now divided into two sections: net profit from continuing operations and net profit from discontinued operations.

Presentation of minority interests and earnings per share

With the adoption of revised IAS 1 Presentation of Financial Statements on 1 January 2005, “Net profit” and “Equity” are presented including minority interests. Net profit is allocated to net profit attributable to UBS shareholders and attributable to minority interests. Earnings per share will continue to be calculated based on net profit attributable to UBS shareholders, but will be allocated to earnings per share from continuing operations and from discontinued operations. Minority interests and earnings per share are presented on the face of the income statement.

Formation of Global Wealth Management & Business Banking

On 30 June 2005, UBS announced the integration of its two wealth management businesses into one Business Group, Global Wealth Management & Business Banking, effective 1 July 2005. As part of the integration, the municipal finance unit within the former Wealth Management USA has been transferred into the Investment Bank also effective 1 July 2005. The integration will have no effect on the presentation of segments in Note 2 and Wealth Management USA will continue to be reported as a separate segment. In the Third Quarter Financial Report, the comparative prior period information for the Wealth Management USA and Investment Bank segments will be restated to reflect the transfer of the municipal finance unit. In the past two years, the municipal finance unit contributed between 7% and 9% to Wealth Management USA revenues and a very substantial portion to performance before tax.

Financial Statements
9 August 2005

Note 2 Reporting by Business Group

For the six months ended 30 June 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments on the right reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Wealth Management & Business Banking is segregated into two segments: Wealth Management and Business Banking Switzerland. The Corporate Center also consists of two segments: Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Loss from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Loss from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Wealth Management &		Global Asset	Investment	Wealth Manage-
Business Banking		Management	Bank	ment USA	Corporate Center
	Business Banking				Private	Corporate
Wealth Management	Switzerland				Banks & GAM	Functions

4,236	2,471	1,118	8,013	2,626	585	230	5,497	24,776

(7)	142	0	71	0	0	0	0	206

4,229	2,613	1,118	8,084	2,626	585	230	5,497	24,982

1,252	1,234	461	4,333	1,766	221	538	692	10,497

383	473	142	951	395	82	536	372	3,334

681	(317)	61	285	130	5	(852)	7	0

36	35	10	57	32	13	453	135	771

4	0	0	25	24	3	8	96	160

							3,669	3,669

2,356	1,425	674	5,651	2,347	324	683	4,971	18,431

1,873	1,188	444	2,433	279	261	(453)	526	6,551

							(55)	(55)

1,873	1,188	444	2,433	279	261	(453)	471	6,496

								1,369

								1

								5,126

4,236	2,471	1,118	8,013	2,626	585	230	5,497	24,776

(2)	49	0	18	(2)	(10)	153	0	206

4,234	2,520	1,118	8,031	2,624	575	383	5,497	24,982

1,252	1,234	461	4,333	1,766	221	538	692	10,497

383	473	142	951	395	82	536	372	3,334

681	(317)	61	285	130	5	(852)	7	0

36	35	10	57	32	13	453	135	771

4	0	0	25	24	3	8	96	160

							3,669	3,669

2,356	1,425	674	5,651	2,347	324	683	4,971	18,431

1,878	1,095	444	2,380	277	251	(300)	526	6,551

							(55)	(55)

1,878	1,095	444	2,380	277	251	(300)	471	6,496

								1,369

								1

								5,126

Financial Statements
9 August 2005

Note 2 Reporting by Business Group

For the six months ended 30 June 2004

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments on the right reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Wealth Management & Business Banking is segregated into two segments: Wealth Management and Business Banking Switzerland. The Corporate Center also consists of two segments: Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Wealth Management &		Global Asset	Investment	Wealth Manage-
Business Banking		Management	Bank	ment USA	Corporate Center
	Business Banking				Private	Corporate
Wealth Management	Switzerland				Banks & GAM	Functions

3,862	2,549	1,005	8,688	2,621	567	142	1,879	21,313

(1)	38	0	91	2	0	0	0	130

3,861	2,587	1,005	8,779	2,623	567	142	1,879	21,443

1,059	1,215	458	4,498	1,831	214	368	477	10,120

292	518	118	1,259	400	84	569	451	3,691

708	(241)	66	89	163	6	(802)	11	0

29	32	12	113	36	10	393	89	714

32	0	66	128	100	37	0	3	366

5	0	0	18	55	1	8	7	94

							671	671

2,125	1,524	720	6,105	2,585	352	536	1,709	15,656

1,736	1,063	285	2,674	38	215	(394)	170	5,787

							27	27

1,736	1,063	285	2,674	38	215	(394)	197	5,814

								1,283

								9

								4,522

3,862	2,549	1,005	8,688	2,621	567	142	1,879	21,313

(4)	(21)	0	(4)	(4)	0	163	0	130

3,858	2,528	1,005	8,684	2,617	567	305	1,879	21,443

1,059	1,215	458	4,498	1,831	214	368	477	10,120

292	518	118	1,259	400	84	569	451	3,691

708	(241)	66	89	163	6	(802)	11	0

29	32	12	113	36	10	393	89	714

32	0	66	128	100	37	0	3	366

5	0	0	18	55	1	8	7	94

							671	671

2,125	1,524	720	6,105	2,585	352	536	1,709	15,656

1,733	1,004	285	2,579	32	215	(231)	170	5,787

							27	27

1,733	1,004	285	2,579	32	215	(231)	197	5,814

								1,283

								9

								4,522

Financial Statements
9 August 2005

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Net interest income	2,220	2,690	2,864	(17)	(22)	4,910	5,889

Net trading income	1,586	1,936	1,363	(18)	16	3,522	3,337

Total net interest and trading income	3,806	4,626	4,227	(18)	(10)	8,432	9,226

Breakdown by business activity
	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Equities	717	936	696	(23)	3	1,653	1,642

Fixed income	1,227	1,748	1,619	(30)	(24)	2,975	3,770

Foreign exchange	305	372	422	(18)	(28)	677	836

Other	95	82	72	16	32	177	161

Net income from trading activities	2,344	3,138	2,809	(25)	(17)	5,482	6,409

Net income from interest margin products	1,332	1,313	1,290	1	3	2,645	2,555

Net income from treasury and other activities	130	175	128	(26)	2	305	262

Total net interest and trading income	3,806	4,626	4,227	(18)	(10)	8,432	9,226

Note 3 Net Interest and Trading Income (continued)

Net interest income
	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Interest income

Interest earned on loans and advances	3,000	2,342	1,941	28	55	5,342	4,498

Interest earned on securities borrowed and reverse repurchase agreements	5,381	4,166	2,806	29	92	9,547	5,080

Interest and dividend income from financial investments	40	17	17	135	135	57	24

Interest and dividend income from trading portfolio	7,155	6,049	5,003	18	43	13,204	9,716

Total	15,576	12,574	9,767	24	59	28,150	19,318

Interest expense

Interest on amounts due to banks and customers	2,588	1,989	1,271	30	104	4,577	2,461

Interest on securities lent and repurchase agreements	4,764	3,734	2,641	28	80	8,498	4,782

Interest and dividend expense from trading portfolio	4,277	2,816	2,072	52	106	7,093	4,387

Interest on financial liabilities designated at fair value	526	427	432	23	22	953	707

Interest on debt issued	1,201	918	487	31	147	2,119	1,092

Total	13,356	9,884	6,903	35	93	23,240	13,429

Net interest income	2,220	2,690	2,864	(17)	(22)	4,910	5,889

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Equities	1,033	627	585	65	77	1,660	1,286

Fixed income [2]	(75)	622	47			547	593

Foreign exchange and other	628	687	731	(9)	(14)	1,315	1,458

Net trading income	1,586	1,936	1,363	(18)	16	3,522	3,337

1 Please refer to the table “Net interest and trading income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (1,086) million for the quarter ended 30 June 2005, CHF 519 million for the quarter ended 31 March 2005, and CHF 288 million for the quarter ended 30 June 2004 related to Financial liabilities designated at fair value. For the quarter ended 30 June 2005, CHF (243) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF (843) million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Financial Statements
9 August 2005

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Equity underwriting fees	304	337	338	(10)	(10)	641	735

Bond underwriting fees	422	370	288	14	47	792	602

Total underwriting fees	726	707	626	3	16	1,433	1,337

Corporate finance fees	387	187	273	107	42	574	473

Brokerage fees	1,576	1,627	1,434	(3)	10	3,203	3,202

Investment fund fees	1,296	1,250	1,158	4	12	2,546	2,287

Fiduciary fees	59	55	54	7	9	114	108

Custodian fees	321	300	328	7	(2)	621	642

Portfolio and other management and advisory fees	1,247	1,267	1,153	(2)	8	2,514	2,276

Insurance-related and other fees	92	88	88	5	5	180	153

Total securities trading and investment activity fees	5,704	5,481	5,114	4	12	11,185	10,478

Credit-related fees and commissions	76	74	70	3	9	150	135

Commission income from other services	255	243	248	5	3	498	488

Total fee and commission income	6,035	5,798	5,432	4	11	11,833	11,101

Brokerage fees paid	378	374	343	1	10	752	770

Other	277	269	233	3	19	546	448

Total fee and commission expense	655	643	576	2	14	1,298	1,218

Net fee and commission income	5,380	5,155	4,856	4	11	10,535	9,883

Note 5 Other Income

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	0	8	0	(100)		8	0

Net gains from disposals of Investments in associates	0	0	0			0	0

Total	0	8	0	(100)		8	0

Financial investments available-for-sale

Net gains from disposals	30	120	71	(75)	(58)	150	81

Impairment charges	(5)	(19)	(9)	74	44	(24)	(12)

Total	25	101	62	(75)	(60)	126	69

Net income from investments in property [1]	11	12	19	(8)	(42)	23	37

Equity in income of associates	2	32	45	(94)	(96)	34	50

Gains/(losses) from investment properties [2]	5	3	0	67		8	0

Other	83	30	92	177	(10)	113	169

Total other income from Financial Businesses	126	186	218	(32)	(42)	312	325

Other income from Industrial Holdings	66	249	79	(73)	(16)	315	214

Total other income	192	435	297	(56)	(35)	627	539

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized profit from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Salaries and bonuses	3,989	4,365	3,783	(9)	5	8,354	8,115

Contractors	216	199	136	9	59	415	269

Insurance and social contributions	299	345	256	(13)	17	644	566

Contribution to retirement plans	184	214	173	(14)	6	398	350

Other personnel expenses	369	317	398	16	(7)	686	820

Total personnel expenses	5,057	5,440	4,746	(7)	7	10,497	10,120

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date
CHF million	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Occupancy	330	322	327	2	1	652	702

Rent and maintenance of machines and equipment	171	167	181	2	(6)	338	376

Telecommunications and postage	225	198	205	14	10	423	407

Administration	245	259	210	(5)	17	504	510

Marketing and public relations	141	158	131	(11)	8	299	268

Travel and entertainment	195	158	158	23	23	353	302

Professional fees	169	142	172	19	(2)	311	325

IT and other outsourcing	220	199	230	11	(4)	419	448

Other	(13)	48	309			35	353

Total general and administrative expenses	1,683	1,651	1,923	2	(12)	3,334	3,691

Financial Statements
9 August 2005

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date
	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	2,147	2,625	2,043	(18)	5	4,772	4,320

From continuing operations	2,196	2,632	2,010	(17)	9	4,828	4,304

From discontinued operations	(49)	(7)	33	(600)		(56)	16

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	2,147	2,625	2,043	(18)	5	4,772	4,320

Less: Profit on equity derivative contracts	(5)	(3)	(21)	(67)	76	(4)	(5)

Net profit attributable to UBS shareholders for diluted EPS	2,142	2,622	2,022	(18)	6	4,768	4,315

From continuing operations	2,191	2,629	1,989	(17)	10	4,824	4,299

From discontinued operations	(49)	(7)	33	(600)		(56)	16

	Quarter ended			% change from		Year to date
Weighted average shares outstanding	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Weighted average shares outstanding	1,021,647,880	1,010,804,389	1,042,906,141	1	(2)	1,016,226,134	1,047,419,350

Potentially dilutive ordinary shares resulting from options and warrants outstanding	41,435,290	48,095,258	56,341,150	(14)	(26)	48,371,333	54,650,416

Weighted average shares outstanding for diluted EPS	1,063,083,170	1,058,899,647	1,099,247,291	0	(3)	1,064,597,467	1,102,069,766

	Quarter ended			% change from		Year to date
Earnings per share (CHF)	30.6.05	31.3.05	30.6.04	1Q05	2Q04	30.6.05	30.6.04

Basic	2.10	2.60	1.96	(19)	7	4.70	4.12

from continuing operations	2.15	2.60	1.93	(17)	11	4.75	4.11

from discontinued operations	(0.05)	0.00	0.03			(0.05)	0.01

Diluted	2.01	2.48	1.84	(19)	9	4.48	3.92

from continuing operations	2.06	2.48	1.81	(17)	14	4.53	3.90

from discontinued operations	(0.05)	0.00	0.03			(0.05)	0.02

	As at			% change from
Shares outstanding	30.6.05	31.3.05	30.6.04	31.3.05	30.6.04

Total ordinary shares issued	1,127,919,075	1,127,441,123	1,125,400,202	0	0

Second trading line treasury shares

2004 program	39,935,094	39,935,094	14,905,094

2005 program	6,050,000	0	0

Other treasury shares	65,880,785	63,955,849	82,020,529	3	(20)

Total treasury shares	111,865,879	103,890,943	96,925,623	8	15

Shares outstanding	1,016,053,196	1,023,550,180	1,028,474,579	(1)	(1)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year to date
	30.6.05	31.3.05	30.6.04	30.6.05	31.3.05	30.6.04	30.6.05	30.6.04

1 USD	1.28	1.20	1.25	1.25	1.18	1.27	1.21	1.26

1 EUR	1.55	1.55	1.52	1.55	1.55	1.53	1.55	1.55

1 GBP	2.30	2.26	2.27	2.28	2.24	2.29	2.26	2.31

100 JPY	1.16	1.12	1.15	1.15	1.13	1.15	1.14	1.17

Note 10 Business Combinations

Wealth Management & Business Banking

During second quarter 2005, Wealth Management completed the acquisitions of Julius Baer North America, Etra SIM S.p.A. (Etra) and a part of Dresdner Bank Lateinamerika (DBLA) activities.

Julius Baer North America and Etra

On 1 April 2005, UBS acquired the assets of Julius Baer’s wealth management operations in North America. The business manages over USD 4 billion of client assets, including custodial assets, and employs approximately 50 staff in four locations. These operations have been integrated into Wealth Management to further strengthen UBS’s wealth management operations in the Americas.
Effective 31 May 2005, UBS acquired Etra, an independent Italian financial intermediary firm. Etra serves wealthy private and institutional clients in Italy and manages approximately EUR 400 million of client assets with 20 staff. The operations have subsequently been integrated into UBS’s Italian wealth management unit.
UBS paid an aggregate consideration of approximately CHF 94 million and recognized goodwill of CHF 78 million related to these two acquisitions.

Dresdner Bank Lateinamerika

On 21 December 2004, UBS announced that it signed an agreement to acquire wealth management operations from Dresdner Bank Lateinamerika for an aggregate consideration of approximately CHF 157 million, which includes incidental acquisition costs. On 29 April 2005, the acquisition of the ac-

tivities located in Hamburg, which represent approximately two thirds of DBLA’s business, was completed. The closing for the remaining activities located in New York, Miami, Zurich and the Bahamas is expected to be completed at the end of 2005. Goodwill of CHF 101 million was recognized in connection with the Hamburg activities. The business managed invested assets from private clients worth EUR 4.2 billion at 31 December 2004. UBS will take on approximately 95 staff, who currently work for DBLA in this business. DBLA is active in all important Latin American markets and will strengthen UBS’s position as a wealth management service provider for clients of that region.

Global Asset Management

Siemens Real Estate Funds

Effective 1 April 2005, UBS expanded its asset management activities in Germany by acquiring a 51% stake in the real estate investment management business of Siemens Kapital-anlagegesellschaft mbH (SKAG), a subsidiary of Siemens AG, the German engineering conglomerate. The purchase price was CHF 69 million, allocated to identified net assets at fair value of approximately CHF 10 million and goodwill of approximately CHF 59 million. The business comprises three open-end real estate funds with a total fund volume of approximately EUR 2 billion (as of 31 December 2004) and has been integrated into the global real estate business, giving it access to Global Asset Management’s established distribution network. The business was renamed UBS Real Estate Kapitalanlagegesellschaft mbH.

UBS Registered Shares
9 August 2005

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols
Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0503

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter A Wuffli
	Name:	Peter A. Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: August 9, 2005